   As filed with the Securities and Exchange Commission on December 9, 1997

                           Registration No. 333-28125

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 2

                                       TO
                         FORM S-3 REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           ACCUMED INTERNATIONAL, INC.
              -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

              DELAWARE                                     36-4054899
     -----------------------------                      ----------------
   (State or other jurisdiction of                      (I.R.S. Employer
   incorporation or organization)                      identification no.)

                        900 N. FRANKLIN STREET, SUITE 401
                             CHICAGO, ILLINOIS 60610
                                 (312) 642-9200
       ------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                PETER P. GOMBRICH
                             Chief Executive Officer
                           AccuMed International, Inc.
                        900 N. Franklin Street, Suite 401
                             Chicago, Illinois 60610
                                 (312) 642-9200
            --------------------------------------------------------
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    Copy to:
                             JOYCE L. WALLACH, ESQ.
                           AccuMed International, Inc.
                        900 N. Franklin Street, Suite 401
                             Chicago, Illinois 60610
                                 (312) 642-9200
                             Telecopy (312) 642-2985

Approximate date of commencement of proposed sale to the public: from time to time after the


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
effective date of this Registration Statement.

       If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed on continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


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

PROSPECTUS

                                3,770,000 SHARES
                           ACCUMED INTERNATIONAL, INC.
                                  COMMON STOCK

      This Prospectus relates to 3,770,000 shares (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), of AccuMed International, Inc., a Delaware corporation (the "Company" or "AccuMed") of which (i) an aggregate of 2,720,000 shares (the "Conversion Shares") are underlying 12% Convertible Promissory Notes (the "Notes"), (ii) 1,025,000 shares (the "Warrant Shares") are underlying Common Stock Purchase Warrants (the "Warrants") 25,000 shares are currently outstanding (such shares, together with the Conversion Shares and the Warrant Shares, are collectively referred to as the "Shares"). The Company will not receive any of the proceeds from any sales of the Shares, but will receive aggregate gross proceeds of $3,203,000 if all of the Warrants are exercised to acquire the Warrant Shares for cash at their respective current exercises prices. The Registration Statement of which this Prospectus forms a part has been filed pursuant to the terms of the agreements governing the Warrants and the Notes between the Company and holders thereof. (Holders of Warrants and Notes are collectively referred to as the "Selling Securityholders.") See "Selling Securityholders."

      The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") National Market under the trading symbol "ACMI." The Selling Securityholders may, from time to time, sell the Shares at market prices prevailing on Nasdaq at the time of the sale or at negotiated prices (this "Offering") under the terms described under the caption "Plan of Distribution." See "Risk Factors," "Selling Securityholders" and "Plan of Distribution."


        The last reported sale price for the Common Stock on December 8, 1997, as reported on the Nasdaq, was $1.88 per share.


      THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 12.
                 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                      AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND
                         EXCHANGE COMMISSION OR ANY STATE SECURITIES
                            COMMISSION PASSED UPON THE ACCURACY OR
                              ADEQUACY OF THIS PROSPECTUS.  ANY
                                REPRESENTATION TO THE CONTRARY
                                    IS A CRIMINAL OFFENSE.

      No underwriting commissions or discounts will be paid by the Company in connection with this Offering. Estimated expenses payable by the Company in connection with this Offering are approximately $24,000.


             This date of this Prospectus is ________________, 1997.


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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements contained in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: the Company's history of losses and uncertainty of profitability; the uncertainty of market acceptance of the Company's products; the Company's limited sales, marketing and distribution experience and dependence on distributors; the Company's highly competitive industry and rapid technological change within such industry; the Company's ability to obtain rights to technology and obtain and enforce patents and other proprietary rights; the Company's ability to commercialize and manufacture products; the results of clinical studies; the results of the Company's research and development activities; the business abilities and judgment of the Company's personnel; the availability of qualified personnel; changes in, or failure to comply with, governmental regulations; the ability to obtain adequate financing in the future; general and business conditions; and other factors referenced in this Prospectus. See "Risk Factors."

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices: New York Regional Office, 7 World Trade Center, Room 1400, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, including the Company, at http://www.sec.gov. The Common Stock is quoted on the Nasdaq National Market and reports and other information regarding the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                             ADDITIONAL INFORMATION

      Additional information regarding the Company and the securities offered hereby is contained in Pre-effective Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-28125) of which this Prospectus forms a part, and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies of which may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

       The Company furnishes stockholders with annual reports containing audited financial statements


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
and other periodic reports as the Company may deem to be appropriate or as required by law or the rules of the National Association of Securities Dealers, Inc.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents which have heretofore been filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference herein and shall be deemed to be a part hereof:

(1) The Company's Current Report on Form 8-K dated October 15, 1996 filed with the Commission on October 30, 1996.

(2) The Company's Amendment No. 1 on Current Report on Form 8-K/A dated October 15, 1996.

(3) The Company's Amendment No. 2 on Current Report on Form 8-K/A dated October 15, 1996.

(4) The Company's Amendment No. 3 on Current Report on Form 8-K/A dated October 15, 1996.

(5) The Company's Amendment No. 4 on Current Report on Form 8-K/A dated October 15, 1996.

(6) The Company's Amendment No. 5 filed October 9, 1997 to Current Report on Form 8-K/A dated October 15, 1996.

(7) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1996.

(8) The Company's Amendment No. 1 to Form 10-KSB for the year ended December 31, 1996.

(9) The Company's Amendment No. 2 to Form 10-KSB for the year ended December 31, 1996.

(10) The Company's Amendment No. 3 to Form 10-KSB for the year ended December 31, 1996.

(11)   The Company's Current Report on Form 8-K dated March 3, 1997.

(12) The Company's Amendment No. 1 to Current Report on Form 8-K/A dated March 3, 1997.

(13) The Company's Amendment No. 2 to Current Report on Form 8-K/A dated March 3, 1997.

(14) The Company's Amendment No. 3 to Current Report on Form 8-K/A dated March 3, 1997.

(15)   The Company's Amendment No. 4 to Current Report on Form 8-K/A dated March
       3,



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


       1997.

(16) The Company's Amendment No. 5 to Current Report on Form 8-K/A dated March 3, 1997.

(17) The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.

(18) The Company's Amendment No. 1 to Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.

(19) The Company's Amendment No. 2 to Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.

(20) The Company's Amendment No. 3 to Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.

(21) The Company's Amendment No. 4 to Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.

(22) The Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997.

(23) The Company's Amendment No. 1 to Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997.

(24) The Company's Amendment No. 2 to Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997.

(25) The Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997.

(26) The Company's Amendment No. 1 to Quarterly Report on Form 10-QSB/A for the quarter ended September 30, 1997.

(27) The description of the Common Stock contained in the Company's Amendment No. 1 to Registration Statement on Form 8-A/A filed with the Commission on January 2, 1996.


      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits and other information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Requests for such documents should be directed to AccuMed International, Inc., located at 900 North Franklin Street, Suite 401, Chicago, Illinois 60610, Attn: Leonard R. Prange, Chief Financial Officer and Chief Operating Officer, telephone (312) 642-9200.

        The following are trade names and trademarks of the Company: alamarBlue(TM), the "AccuMed" logo and name, AcCell(TM), TracCell(TM), MacroVision(TM), Sensititre(R), SensiTouch(TM), ARIS(TM), AutoReader(TM), AutoInnoculator(TM) Relational Cytopathology


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
Reference Guide(TM), FluoreTone(TM), MacCell(TM), SpeciFind(TM), Pathos(TM), AcCell Savant(TM) and "and you thought you'd seen it all" (TM).

      The Company's address is 900 North Franklin Street, Suite 401, Chicago, Illinois 60610, and its telephone number is (312) 642-9200.


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
                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus, including information under "Risk Factors," and the financial statements incorporated be reference herein. Special Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. See "Special Note Regarding Forward-Looking Statements" on page 2 for additional factors relating to such statements.

                                   THE COMPANY

BACKGROUND

      AccuMed International, Inc. was incorporated in California in June 1988 under the name Alamar Biosciences, Inc. Prior to December 29, 1995, the Company was engaged in developing, manufacturing and marketing microbiology products, including alamarBlue(TM) and certain diagnostic test kits under the name Alamar. AccuMed, Inc., an Illinois corporation, was formed in February 1994 and was engaged in researching and developing cytopathology products. Effective January 1995, - AccuMed, Inc. acquired the Sensititre microbiology business by purchasing certain assets of a division of Radiometer America, Inc. and purchasing from Radiometer (UK) Limited all of the shares of Sensititre Limited, an English registry company (renamed AccuMed International Limited, "Sensititre," and collectively, such businesses are referred to as "AccuMed, Inc."). On December 29, 1995, AccuMed, Inc. merged with and into the Company (the "Merger"). The Company then changed its name to AccuMed International, Inc., reincorporated under Delaware law and changed its fiscal year end from September 30 to December 31.

      On October 15, 1996, the Company acquired a two-thirds interest in Oncometrics Imaging Corp., a company continuing under the laws of the Yukon Territory, Canada ("Oncometrics"). Oncometrics was formed in 1995 as a wholly-owned subsidiary of Xillix Technologies Corp. to complete the development of an automated instrument designed to be used in the detection, diagnosis and prognosis of early-stage cancer by measuring the DNA in cells on microscope slides.

      On October 15, 1996, the Company also acquired all the outstanding shares of common stock (the "RADCO Stock") not already owned by the Company of RADCO Ventures, Inc., a Delaware corporation ("RADCO"), at which time RADCO became a wholly-owned subsidiary of the Company. RADCO was formed in March 1996, for the purpose of developing a diagnostic microbiology test panel and automated reading instrument known as FluoreTone(TM). RADCO was merged with and into the Company effective November 15, 1996, at which time RADCO ceased to exist as a separate corporate entity.

THE BUSINESS

      The Company designs, manufactures and markets diagnostic screening products for clinical diagnostic laboratories serving the cytopathology and microbiology markets. The Company's primary focus is on the development of cytopathology products that support the review and analysis of Pap smears in order to improve the quality of cell analysis and increase accuracy and productivity in the laboratory. The Company commenced sales of its initial cytopathology product, the AcCell(TM)


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

Cytopathology System, an automated slide handling, data management system and microscopy workstation, at the end of the first quarter of 1996. The TracCell(TM) 2000 Slide Mapping System (the "TracCell 2000) is a slide mapping system that automatically creates a computerized map that excludes empty space and certain non-clinically relevant portions of the specimen to permit a more efficient analysis of the slide. A human screener then reviews the mapped specimen through an AcCell microscopy workstation. In August 1997, the United States Food and Drug Administration (the "FDA") granted the Company clearance to market the TracCell 2000 in the United States pursuant to a pre-market notification under Section 510(k) (a "510(k) Notification") under the United States Food, Drug and Cosmetic Act (the "FD&C Act").

        In May 1997, the Company entered into an agreement with Leica Microscopy and Systems GmbH, a leader in precision microscopy and imaging technology ("Leica"), pursuant to which Leica has exclusive third party distribution rights to the AcCell 2000 and 2001 Systems outside the Western Hemisphere. Leica also has a right of first refusal and negotiation to be the exclusive distributor outside the Western Hemisphere of future cytopathology products developed by the Company. The Company presently markets the AcCell systems and TracCell through its direct sales force. From May 1996 until September 1997, the Company had granted Olympus America exclusive third party distribution rights to the AcCell 2000 and 2001 Systems in the Western Hemisphere. In September 1997, the Company and Olympus entered into an amendment to terminate the original agreement and permit Olympus to require the Company to repurchase up to six AcCell systems per month from Olympus' inventory beginning in October 1997 at the original purchase price.

      The Company also develops, manufactures and markets in vitro diagnostic clinical microbiology products for the human clinical laboratory, veterinary and pharmaceutical markets. In March 1997, the Company acquired certain assets relating to the ESP Culture System II product line (the "ESP Product Line") from Difco Microbiology Systems, Inc., a Michigan corporation ("Difco"), consisting of disposables, software and instruments for the growth and detection of microorganisms in blood cultures, sterile body fluids and mycobacteria samples. The Company offers the microbiology laboratory a variety of FDA-cleared products, under the trade name Sensititre, for the minimum inhibitory concentration and identification ("MIC/ID") testing of bacteria suspected of causing infections and for measuring the susceptibility of such bacteria to different types and concentrations of antibiotics. AccuMed's microbiology products include disposable test kits and a range of automated instruments. In September 1996, the Company entered into an agreement with Fisher Scientific Company ("Fisher Scientific"), a leading distributor of clinical laboratory products, pursuant to which Fisher has been granted exclusive rights to distribute the Company's Sensititre human clinical microbiology products in the United States. The Company also markets alamarBlue(TM), a proprietary, non-toxic indicator reagent that measures cell growth for in vitro testing. The Company is developing the KB Reader, an automated instrument designed to read the results of a Kirby-Bauer method susceptibility test. The Company is also developing Fluoretone, a diagnostic microbiology test panel and an automated reading instrument. There can be no assurance that any such products will be successfully developed or marketed.


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
        For additional information regarding the Company's products, competition and intellectual property, see "Risk Factors--Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products;" "--Technological Change and Competition; "--Delayed or Unsuccessful Product Development"; "--Government Regulation;" and "--Protection of Intellectual Property."

        The Company's principal executive offices are located at 900 North Franklin Street, Suite 401, Chicago, Illinois 60610, and its telephone number is
(312) 642-9200.


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
                                  THE OFFERING


Securities offered .... 3,770,000 shares of Common Stock offered by the Selling
                        Securityholders


Common Stock
  outstanding after
    the Offering (1) .. 26,455,050 shares (which assumes the exercise of
                        Warrants and conversion of Notes to acquire an aggregate of 3,745,000 Warrant Shares and Conversion Shares to be sold in the Offering)



Use of Proceeds ....... The Company will not receive any proceeds from the sale of the Common Stock by the Selling Securityholders. Aggregate proceeds to the Company of approximately $3,203,000 pursuant to exercises of Warrants by the Selling Securityholders, if all the Warrants are exercised, will be used by the Company for general corporate purposes, including research and development, sales and marketing, manufacturing equipment and facilities and working capital

Nasdaq National
Market Symbol ......... ACMI

-----------------------------


(1) Based upon shares outstanding at December 8, 1997 (of which 116,000 shares are subject to forfeiture if certain milestones under a microbiology product development agreement are not achieved. Excludes: (i) an aggregate of 3,471,619 shares reserved for issuance upon exercise of warrants (other than the Warrants relating to the Warrant Shares) outstanding at December 8, 1997; (ii) an aggregate of 2,642,608 shares reserved for issuance upon the exercise of stock options outstanding at December 8, 1997, including options to purchase 1,646,398 shares the granting of which is subject to stockholder approval of the 1997 Stock Option Plan; and (iii) an aggregate of 1,553,602 shares reserved for issuance upon exercise of options available for future grant under the Company's 1997 Stock Option Plan, the reservation of which is subject to stockholder approval of such Plan. On May 23, 1997, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation increasing the authorized Common Stock from 30,000,000 shares to 50,000,000 shares.



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
                                  RISK FACTORS

        AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS. SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE REFORM ACT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 2 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

        SIGNIFICANT CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL CAPITAL. The Company has expended substantial funds for research and product development, scale-up of manufacturing capacity, marketing and distribution ramp-up and other working capital and general corporate purposes. Management believes that the Company's existing capital resources and anticipated internally generated revenues will provide sufficient capital to meet the Company's current and projected requirements over the next 12 months.

        Pursuant to a Shareholders Agreement, the Company is obligated to fund two-thirds of the working capital requirements of its majority-owned subsidiary Oncometrics Imaging Corp. ("Oncometrics"). It is anticipated that such requirements will be substantial during the next 12 months and beyond. If the Company is unable to fulfill such obligation, additional shares may be issued to the other holder of Oncometrics stock, thus reducing the relative value of Company's equity position in Oncometrics.

        The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of manufacturing capacity, the costs, timing and success of the Company's product development efforts, the costs and timing of potential acquisitions, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the progress of commercialization efforts by the Company and its distributors, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments related to regulatory and third party reimbursement matters, and other factors. Additional financing may be required to fund the Company's operations beyond the next 12-month period. If additional financing is needed, the Company may seek to raise additional funds through public or private financings, collaborative relationships or other arrangements. The Company currently has no commitments with respect to sources of additional financing, and there can be no assurance that any such financing sources, if needed, would be available to the Company or that adequate funds for the Company's operations, whether from the Company's revenues, financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed or on terms satisfactory to the Company. The failure of the Company to obtain adequate additional financing may result in the failure of the Company to repay its obligations under certain indebtedness as they become due and may require the Company to delay, curtail or scale back some or all of its research and development programs, sales and marketing efforts, manufacturing operations, clinical studies and regulatory activities and, potentially, to cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing stockholders. See "--Substantial Indebtedness."

        LIMITED RELEVANT OPERATING HISTORY; SIGNIFICANT OPERATING LOSSES; ACCUMULATED DEFICIT;

CHARGES ARISING FROM AMORTIZATION OF GOODWILL AND IN-PROCESS RESEARCH AND DEVELOPMENT, ISSUANCE OF CONVERTIBLE NOTES; UNCERTAINTY OF PROFITABILITY. The Company was formed in 1988 under the name Alamar Biosciences, Inc. and was engaged primarily in research and development of microbiology products based on the alamarBlue technology. Prior to the Merger, the Company never realized any significant revenues from product sales. AccuMed, Inc. was incorporated in February 1994 and, effective January 1995, acquired the Sensititre microbiology business. Until such acquisition, AccuMed, Inc. had no revenues and operations consisted of a limited amount of cytopathology research and development. Accordingly, although the Sensititre business had a significant operating history and revenues from sales, AccuMed, Inc., as a separate entity, had very limited operating history prior to the Merger. Upon consummation of the Merger, the operations of the Company and AccuMed, Inc. were combined, and the Company began to develop, manufacture and sell both the alamarBlue and the Sensititre microbiology products and recently (in 1996 and 1997) began to commercialize certain cytopathology products. In March 1997, the Company acquired the ESP Product Line from Difco. The Company has been advised that Difco, and its affiliates Difco Laboratories Incorporated, a Michigan corporation ("Difco Labs Michigan") and Difco Laboratories Incorporated, a Wisconsin corporation ("Difco Labs Wisconsin"), have been engaged in the production of the ESP Product Line since 1992. Accordingly, there is a limited relevant operating history with respect to the ESP Product Line upon which an evaluation of its prospects can be made. Difco was not able to conduct the ESP Business in a profitable manner and the Company has conducted the ESP Business in a profitable manner for only a limited time. Thus, the Company has a limited relevant operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in a continually evolving industry with an increasing number of market entrants and intense competition as well as the risks, expenses and difficulties encountered in the shift from development to commercialization of new products based on innovative technology.

        The Company has incurred significant net operating losses in each fiscal quarter since its inception. For the fiscal year ended December 31, 1996, and for the nine-month period ended September 30, 1997, the Company's net losses were approximately $11.6 million and $14.1 million, respectively. Losses for the fiscal year ended December 31, 1996 relate solely to the Company's operations prior to acquisition of the ESP Business. As of September 30, 1997, the Company had an accumulated deficit of approximately $48.4 million. Losses are expected to continue for the foreseeable future until such time, if ever, as the Company is able to attain sales levels sufficient to support its operations. There can be no assurance that the Company will be able to implement successfully its operating strategy, generate increased revenues or ever achieve profitable operations. See "- Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products."

        During the first quarter of 1997, certain contingencies were satisfied with respect to 940,955 shares of Common Stock and warrants to purchase 63,472 shares of Common Stock issued in connection with the Merger. As a result, approximately $3.6 million, the fair market value of such securities at the date on which such contingencies were satisfied were recorded as goodwill associated with the Merger and charged off in its entirety to operations during the three months ended March 31, 1997 as an impaired asset.

        The Company's acquisition of a two-thirds equity interest in Oncometrics was accounted for under the purchase method of accounting, resulting in approximately $1.6 million of acquired in-process research and development and approximately $1.1 million of purchased technology. The $1.1 million of purchased technology will be amortized over its useful life of ten years and the $1.6 million of acquired in-process research and development was written off as a charge to earnings in the last quarter of 1996.

        The Company's acquisition of all of the outstanding shares of Common Stock not previously owned by the Company of RADCO for an aggregate cost to the Company of $1.4 million also included approximately $800,000 of acquired in-process research and development. Amounts recorded as acquired in-process research and development for the RADCO acquisition were written off as a charge to earnings in the last quarter of 1996.

        Issuance of Convertible Notes in the aggregate principal amount of $8.5 million during the first quarter of 1997 at a conversion rate of $0.50 less than the market price at the time of issuance resulted in recognition of a discount of $1.9 million recorded against such notes at the date of issuance. Such notes were first convertible during the second quarter of 1997, which resulted in such $1.9 million being written off as a non-cash charge against earnings during such quarter.

        SUBSTANTIAL INDEBTEDNESS. On March 14, 1997, the Company issued three-year, 12% Convertible Promissory Notes in the aggregate principal amount of $8.5 million (the "Convertible Notes"). The Convertible Notes, which are unsecured, accrue interest at a rate of 12% per annum due semi-annually in arrears on February 15 and August 15 while they remain outstanding. If the Company defaults on its obligation to pay interest when due, the interest rate would increase to 16% during such default and the noteholders would be entitled to accelerate the Convertible Notes and demand payment of the entire principal amount then outstanding in addition to accrued and unpaid interest. Acceleration of the Convertible Notes would have a material adverse effect on the Company's financial position. The Company borrowed an aggregate of $4.5 million pursuant to an equipment loan in September 1997 and in October 1997 entered into a working capital revolving credit facility allowing for maximum borrowing of $4.0 million, in each case from Transamerica Business Credit Corporation (the "Transamerica Debt"). The Transamerica Debt is secured by a first priority lien against virtually all of the Company's assets. The Transamerica Debt requires substantial payments of interest and principal. Failure of the Company to pay such obligations as they become due would entitle Transamerica to accelerate all principal and interest under the Transamerica Debt. The Company does not have sufficient funds to repay such accelerated principal and interest, which would entitle Transamerica to foreclose on all assets of the Company, except for certain stock in foreign subsidiaries and certain royalty payments. Foreclosure on such assets would require the Company to cease its operations. The terms of the Transamerica Debt contain various restrictive covenants that limit the manner in which the Company may conduct its affairs, including its ability to obtain additional funds through incurrence of debt or sale of assets. See "--Significant Capital Requirements; Need for Additional Capital."

      UNCERTAINTY OF MARKET ACCEPTANCE AND INITIAL INVESTMENT IN CYTOPATHOLOGY PRODUCTS. The Company has generated limited revenues from the sale of its cytopathology products to date. The

Company's success, growth and profitability will depend primarily on market acceptance of the AcCell System 2000 and 2001 and the TracCell 2000 for use in connection with cervical cancer screening by cytopathology laboratories. Market acceptance will depend on the Company's ability to demonstrate to such laboratories that the limitations associated with conventional Pap smear screening and analysis can be cost effectively addressed by its products. There can be no assurance that the Company can demonstrate that the high initial cost of equipping existing laboratories with the AcCell System 2000 and the TracCell 2000 will be offset by a reduction in costs associated with increased efficiency and decreased malpractice liability risks resulting from more accurate diagnoses, better data management capability and better documentation of slide review procedures. The Company believes that many clinical laboratories offer Pap smear tests at lower gross margins than other tests in order to receive orders for other, higher margin, laboratory tests. As a result, clinical laboratories may be reluctant or unwilling to accept the additional costs related to installing and utilizing the AcCell System and the TracCell 2000. Furthermore, clinical laboratories have recently been presented with a variety of new products claimed to improve the cervical cancer screening process either through changing the slide preparation method, automating the re-examination or rescreening of conventional specimens previously diagnosed as negative or rescreening such specimens using reagents to detect certain RNA/DNA hybrid cells claimed to indicate the presence of cervical cancer. This proliferation of competing claims, products and approaches to cervical cancer screening may cause market confusion which could result in a laboratory maintaining its current equipment and practices or delaying a decision of whether to purchase the Company's products or a competing product. See "-- Technological Change and Competition."

        LIMITED SALES, MARKETING AND DISTRIBUTION EXPERIENCE; DEPENDENCE ON THIRD-PARTY DISTRIBUTORS. In order for the Company to increase revenues and achieve profitability, the Company's products, particularly its current and proposed cytopathology products, must achieve a significant degree of market acceptance. The Company has only limited experience marketing and selling its cytopathology products. The Company intends to distribute its cytopathology and human clinical microbiology products both directly through its internal sales force and through a limited number of distributors. In 1996, the Company entered into its initial distribution arrangement and commenced direct sales efforts with respect to cytopathology products. Pursuant to a five-year distribution agreement (commencing May 1997), Leica has been granted exclusive third-party distribution rights outside the Western Hemisphere for the AcCell Systems and has a right of first negotiation with respect to TracCell 2000 and other future cytopathology products. In September 1997, the Company and Olympus terminated the distribution agreement entered into in May 1996 which had granted Olympus exclusive distribution rights for the AcCell Systems in the Western Hemisphere. While the agreement was in effect, Olympus sold very few AcCell Systems to end-users. Furthermore, the Company has agreed to repurchase up to six AcCell Systems per month, beginning in October 1997, from Olympus' inventory.

        With respect to human, clinical microbiology products marketed under the Sensititre trade name, the Company has entered into an exclusive, four-year distribution agreement (commencing September 1996) for the United States with Fisher Scientific. In December 1996, the Company entered into a Manufacturing and License Agreement with Salcom S.r.l. ("Salcom") pursuant to which Salcom has been granted certain exclusive rights in and to technology and related trade secrets, know-how and patent rights relating to alamarBlue(TM) (the "Licensed Technology") to manufacture and distribute the

Company's alamarBlue(TM) microbiology products in parts of Europe and Japan. Salcom is obligated to pay royalties to the Company on net sales of any product which encompasses or incorporates the Licensed Technology until September 30, 1999, subject to certain conditions and restrictions.

        The Company will be required to enter into additional distribution arrangements in order to achieve broad distribution of its products. There can be no assurance that the Company will be able to maintain its current distribution arrangements or that the Company will be able to enter into and maintain arrangements with additional distributors on acceptable terms, or on a timely basis, if ever. The Company will be dependent upon these distributors to assist it in promoting market acceptance of and demand for its products. In addition, because the Company intends to rely on a limited number of distributors, sales to these distributors could account for a significant portion of the Company's revenues. There can be no assurance that these distributors will devote the resources necessary to provide effective sales and marketing support to the Company. In addition, the Company's distributors may give higher priority to the products of other medical suppliers or their own products, thus reducing their efforts to sell the Company's products. If any of the Company's distributors becomes unwilling or unable to promote, market and sell its products, the Company's business, financial condition and results of operations would be materially adversely affected. Further, Leica and Fisher Scientific are the exclusive distributors of the respective products in the respective territories covered by the Company's agreements with such distributors, and other distributors also may be granted exclusive distribution rights. To the extent any exclusive distributor fails to adequately promote, market and sell the Company's products, the Company may not be able to secure a replacement distributor until after the term of the distribution contract is complete or until such contract can otherwise be terminated.

        LIMITED NUMBER OF CYTOPATHOLOGY CUSTOMERS. Due in part to a recent trend toward consolidation of clinical laboratories, the Company expects that the number of potential domestic customers for its cytopathology products will decrease. Due to the relative size of the largest U.S. laboratories, it is likely that a significant portion of the sales of the AcCell System and the TracCell 2000 will be concentrated among a relatively small number of customers. In order to promote acceptance in the market, the Company will need to foster an awareness of and acceptance by these potential customers of the AcCell System and the TracCell 2000 and of the benefits of such systems over current methods. The Company's dependence on sales to large laboratories may strengthen the purchasing leverage of these potential customers. There can be no assurance that the Company will be successful in selling its products, or that any such sales will result in sufficient revenue to allow the Company to become profitable.

        UNCERTAINTY OF PROFITABLE CYTOPATHOLOGY MANUFACTURING; RELIANCE ON THIRD-PARTY MICROBIOLOGY MANUFACTURING. The Company has developed the AcCell System 2000 manufacturing system and marketing and sales of the AcCell System 2000 began in 1996. The Company is also currently developing the manufacturing processes for the TracCell 2000. There can be no assurance that the Company will be able to sell sufficient numbers of systems or develop volume manufacturing processes that will lead to the cost-effective manufacture of the AcCell System 2000 or the TracCell 2000. The Company also faces the possibility that defects in designs or manufacture of its products could result in product recall.

        TECHNOLOGICAL CHANGE AND COMPETITION. The Company's AcCell System and TracCell 2000, which received FDA clearance for marketing in the United States in August 1997, face competition from companies that have developed or may be developing competing systems. The

Company believes that many of the Company's existing and potential competitors possess substantially greater financial, marketing, sales, distribution and technical resources than the Company, and more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. The Company is aware of two companies that currently market imaging systems to re-examine or rescreen conventional Pap smear specimens previously diagnosed as negative as well as two companies that are developing devices for the preparation and analysis of Pap smear slides. The Company is aware that at least one such company has submitted an imaging system for use as a primary means of screening Pap smear slides under a pre-market approval application (a "PMA") to the FDA under the United States Food, Drug and Cosmetic Act (the "FD&C Act"). Another company markets a manual rescreening test claimed to detect the presence of cervical cancer using reagents to detect certain RNA/DNA hybrid cells. If any company currently marketing rescreening products receives FDA clearance or approval for use of its product as a primary screening system to replace or work in conjunction with conventional Pap smear screening or if automated analysis systems are developed and receive FDA clearance or approval, the use of conventional Pap smear screening could be substantially affected and the Company's business, financial condition and results of operations could be materially adversely affected.

        The market for the Company's current and, if developed, proposed microbiology products is highly competitive, and the Company competes with numerous well-established foreign and domestic companies, most of which possess substantially greater financial, technical, marketing, personnel and other resources than the Company and have established reputations for success in the development, sale and service of manual and/or automated in vitro diagnostic testing products. A significant portion of the MIC/ID testing market in the United States is controlled by two companies, MicroScan, Inc., a wholly-owned subsidiary of Dade International, Inc. ("MicroScan"), and bioMerieux Vitek, a division of bioMerieux, a French company ("bioMerieux Vitek"). The ESP Product Line faces competition from companies that have developed or may be developing competing product lines. The Company believes that many of the Company's existing and potential competitors possess substantially greater financial, marketing, sales, distribution and technical resources than the Company, and more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. The Company is aware of at least two other companies (including Becton, Dickinson and Company), that currently produce and market products similar to the ESP Product Line.

        The medical diagnostics industry is characterized by rapid product development and technological advances. There can be no assurance that other technologies or products that are functionally similar to those of the Company are not currently available or under development, or that other companies with expertise and resources that would encourage them to attempt to develop and market competitive products will not develop new products that compete directly with the Company's products. The Company's products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products, technological advances of the Company's current or potential competitors, or by other approaches. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition, including the development and commercialization of new products and technology, will not have a material adverse effect on the Company's business, financial condition and results of operations.

        DELAYED OR UNSUCCESSFUL PRODUCT DEVELOPMENT. The Company's growth and profitability will depend, in part, upon its ability to complete development of and successfully introduce new products. The Company will likely be required to undertake time-consuming and costly development activities and seek regulatory approval for new products. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products, that regulatory clearance or approval of these or any new products will be granted on a timely basis, if ever, or that the new products will adequately meet the requirements of the applicable market or achieve market acceptance. The completion of the development of any of the Company's products under development remains subject to all the risks associated with the commercialization of new products based on innovative technologies, including unanticipated technical or other problems, manufacturing difficulties and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development or the abandonment of such products. Consequently, there can be no assurance that any of the Company's products under development will be successfully developed or manufactured or, if developed and manufactured, that such products will meet price or performance objectives, be developed on a timely basis or prove to be as effective as competing products. The inability to successfully complete development of a product or application, or a determination by the Company, for financial, technical or other reasons, not to complete development of any product or application, particularly in instances in which the Company has made significant capital expenditures, could have a material adverse effect on the Company's business, financial condition and results of operations and could cause the Company to reassess its business strategy. Such reassessment could lead to changes in the Company's overall business plan, including the relative emphasis on current, as well as future, products. See "- Government Regulation."

        GOVERNMENT REGULATION. The Company's products and manufacturing processes are regulated by state and federal authorities, including the FDA and comparable authorities in certain states and other countries. Failure to comply with the FD&C Act and any applicable regulatory requirements can result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

        United States regulatory requirements promulgated under the FD&C Act provide that many of the Company's products may not be shipped in interstate commerce without prior authorization from the FDA. Such authorization is based on a review by the FDA of the product's safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing in the United States either pursuant to a 510(k) Notification or a PMA. The process of obtaining marketing clearance from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to the receipt of regulatory approval.

A 510(k) Notification, among other things, requires an applicant to show that its products are "substantially equivalent" in terms of safety and effectiveness to existing products that are currently permitted to be marketed. An applicant is permitted to begin marketing a product as to which it has submitted a 510(k) Notification at such time as the FDA issues a written finding of substantial equivalence. Requests for additional information may delay the market introduction of certain of an applicant's products and, in practice, initial clearance of products often takes substantially longer than the FDA pre-market notification review period of 90 days.

        A PMA consists of the submission to the FDA of information sufficient to establish independently that a device is safe and effective for its intended use. A PMA must be supported by extensive data, including preclinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. By statute, the FDA is required to respond to a PMA within 180 days from the date of its submission; however, the approval process usually takes substantially longer, often as long as several years. During the review period, the FDA may conduct extensive reviews of the Company's facilities, deliver multiple requests for additional information and clarifications and convene advisory panels to assist in its determination.

        FDA marketing clearances, if granted, may include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or "off-label" uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

        Under current interpretation of FDA regulations, marketing of the AcCell 2000 in the United States does not require FDA marketing clearance. Marketing of the TracCell 2000 in the United States, however, does require pre-marketing clearance by the FDA, which clearance was granted to the Company in August 1997.

        Under current interpretation of FDA regulations, marketing of the Company's MIC/ID microbiology products in the United States requires FDA marketing clearance through the 510(k) Notification process. With respect to the Company's MIC/ID testing products, 510(k) Notifications must be filed and cleared with respect to each antibiotic used. The Company may submit applications to add individual antibiotics to those previously cleared as the market warrants. However, there can be no assurance that clearances will continue to be obtained or that obtained clearances will not be withdrawn.

        At the current time, alamarBlue is marketed for use in the industrial and research markets and therefore does not require FDA marketing clearance. The FDA could change its interpretation of the regulations and require a 510(k) Notification or PMA submission which, if pursued, may not be cleared, and may contain certain significant limitations on the intended uses for which the product is marketed.

        Marketing in the United States of the Company's products under development may require additional FDA clearances. For example, the Company's proposed automated pre-screening, specimen mapping workstation, the TracCell 2500, if developed, may not be sold in the United States unless and until the Company has obtained FDA marketing clearance, either through a 510(k) Notification or a PMA. In addition, marketing of the Company's proposed KB Reader and other proposed microbiology products, if developed, is likely to require FDA clearance through 510(k) Notifications. The Company is currently conducting research and development with respect to such products and has not yet begun clinical trials. There can be no assurance that any such products will be developed or, if developed, that such products will be cleared for marketing by the FDA or other applicable regulatory authorities or, if such clearance is received, that such marketing clearance will not be withdrawn.

        Sales of medical devices outside of the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain clearance by a foreign country may be longer or shorter than that required for FDA clearance, and the requirements may differ. Export sales of certain devices that have not received FDA marketing clearance generally are subject to both FDA certificate for product for export regulations and, in some cases, general U.S. export regulations. In order to obtain a FDA export permit, the Company may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located. No assurance can be given that foreign regulatory clearances will be granted on a timely basis, if ever, or that the Company will not be required to incur significant costs in obtaining or maintaining its foreign regulatory clearances.

        The Company intends to seek ISO 9001 qualification, an international manufacturing quality standard. The CE mark is recognized by countries that are members of the European Union and the European Free Trade Association and is required to be affixed to all medical devices sold in the European Union. The AcCell 2000 is certified as complying with CE mark requirements. However, no assurance can be given that the Company will obtain the CE mark for any proposed products or satisfy ISO 9001 standards, or that any product that the Company may develop or commercialize will obtain the CE mark or will obtain any other required regulatory clearance or approval on a timely basis, if ever.

        The Company is subject to certain FDA registration, record-keeping and reporting requirements, and certain of the Company's manufacturing facilities are obligated to follow FDA Quality System Regulation and are subject to periodic FDA inspection. Any failure to comply with Quality System Regulation or any other FDA or other government regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

        In July 1996, the Company received from the FDA a warning letter regarding certain procedures used in connection with the manufacture of its microbiology products at the Sensititre facility in the United Kingdom. In such letter, the FDA stated that the Company manufactured sterile products at such facility and was not in compliance with Quality System Regulations relating to the manufacture of sterile products. On August 7, 1996, the Company submitted a written response to the FDA asserting that the products manufactured at the Sensititre facility are not sterile. The FDA has acknowledged in writing that the products are not represented as sterile and accepted the Company's Quality System Regulation responses as adequate. The FDA has indicated that it will verify the Company's implementation during its next inspection and that import of the Company's devices will be permitted to continue.

        Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. The Company cannot predict what material impact, if any, such changes might have on its business. Future changes in regulations or enforcement policies could impose more stringent requirements on the Company, compliance with which could adversely affect the Company's business. Such changes may relax certain requirements, which could prove beneficial to the Company's competitors and thus adversely affect the Company's business. In addition, regulations of the FDA, including Quality System Regulation, and state and foreign laws and regulations, depend heavily on administrative interpretations, and there can be no assurance that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect the Company.

        In addition to the regulations directly pertaining to the Company and its products, many of the Company's existing and potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of the Company's customers could have a material adverse effect on the Company's business, financial condition and results of operations.

        There can be no assurance that the Company will be able to obtain necessary regulatory clearances in the United States or internationally on a timely basis, if ever. Delays in the receipt of, or failure to receive, such clearances, the loss of previously received listings or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

        PROTECTION OF INTELLECTUAL PROPERTY. The Company relies on a combination of patents, licensing arrangements, trade names, trademarks, trade secrets, know-how and proprietary technology and policies and procedures for maintaining the secrecy of trade secrets, know-how and proprietary technology in order to secure and protect its intellectual property rights. The Company owns 24 issued patents (18 U.S. patents and six are foreign patents), nine of which relate to cytopathology. The Company is prosecuting an additional 37 patent applications (16 U.S. applications and 21 foreign applications) of which 30 applications related to cytopathology and seven relate to microbiology.

        The Company received a notice of intent to grant a European patent relating to an issued U.S. patent with respect to a portion of the alamarBlue microbiology technology. However, subsequently BioMerieux (one of the Company's competitors) filed an Opposition to the grant of such European patent. The Company filed its response to such Opposition in November 1997. There can be no assurance that such Opposition will be overcome and that such European patent will issue.

        None of the Company's pending patent applications have been granted as of the date of this Prospectus, and there can be no assurance that any such patent application will result in an issued patent. The Company may, in the future, file additional patent applications; however, there can be no assurance that the Company will be successful in obtaining approval of any future patent applications it files with respect to its technologies. In addition, since patent applications in the United States are maintained in secrecy until patents issue, and since publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, the Company cannot be certain that the Company or other relevant patent application filer was the first creator of inventions covered by pending patent applications or that such persons were the first to file patent applications for such inventions.

        There also can be no assurance that any patents, patent applications and patent licenses will adequately cover the Company's technologies. Protections relating to portions of such technologies may be challenged or circumvented by competitors, and other portions may be in the public domain or protectable only under state trade secret laws.

        The Company owns two U.S. trademark registrations for the trademark "Sensititre," and owns "ESP," "EZ DRAW," and "EZ VIEW," and has filed U.S. trademark applications for the trademarks "AcCell," "MacCell," "FluoreTone," "INSIGHT," "SpeciFind," "Relational Cytopathology Review Guide," "MacroVision," "Pathos," "AcCell Savant," "And you thought you'd seen it all" and "TracCell" and is currently preparing one more trademark application for filing. The Company may file additional U.S. and foreign trademark applications in the future. However, no trademark registrations have yet been granted to the Company, and there can be no assurance that any such registrations will be granted. In addition, there can be no assurance that third parties have not or will not adopt or register marks that are the same or substantially similar to those of the Company, or that such third parties will not be entitled to use such marks to the exclusion of the Company. Selecting new trademarks to resolve such situations could involve significant costs, including the loss of goodwill already gained by the marks previously used.

        The Company relies for protection of its trade secrets, know-how and proprietary technology on nondisclosure and confidentiality agreements with its employees, consultants, distributors, suppliers, researchers and advisors. There can be no assurance that such agreements will provide meaningful protection for the Company's trade secrets, know-how or proprietary technology in the event of any unauthorized use or disclosure of such information. In addition, others may obtain access to, or independently develop, technologies or know-how similar to that of the Company.

        There can be no assurance that the Company's patents, patent applications, patent licenses, trademarks and trade secret protections will adequately protect the Company from potential infringement or misappropriation by third parties. Historically, the Company has been required to undertake costly litigation to enforce its intellectual property rights. Although the Company is not currently aware of any potential infringement, future litigation by the Company may be necessary to enforce its patent rights, as well as to protect its trade secrets, know-how and proprietary technology, or to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company.

        The Company's success will also depend on its ability to avoid infringement of patent or other proprietary rights of others. The Company is not aware that it is infringing any such rights of a third party, nor is it aware of proprietary rights of others for which it will be required to obtain a license in order to develop its products. However, there can be no assurance that the Company is not infringing the proprietary rights of others, or that the Company will not be required to defend itself against claimed infringement of the rights of others. Adverse determinations in any such litigation could subject the Company to significant liability to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using certain of its products or technologies, any of which could have a material adverse effect on the Company.

        DEPENDENCE ON SUPPLIERS. Certain key components and raw materials used in the manufacturing of the Company's products are currently obtained from single vendors. Although the Company believes that alternative sources for such components and raw materials are available, any supply interruption in a single-sourced component or raw material would have a material adverse effect on the Company's ability to manufacture products until a new source of supply were qualified. There can be no assurance that the Company would be successful in qualifying additional sources on a timely basis, if ever. Failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an uncorrected impurity or a supplier's variation in a raw material, either unknown to the Company or incompatible with the Company's manufacturing process, could have a material adverse effect on the Company's ability to manufacture certain of its products.

        DEPENDENCE ON KEY EMPLOYEES. The Company believes that its success will depend to a significant extent upon the efforts and abilities of a small group of executive, scientific and marketing personnel, and in particular on Peter P. Gombrich, the Company's Chairman of the Board, Chief Executive Officer and President. The loss of the services of one or more of these key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future success will depend upon its ability to continue to attract and retain qualified scientific and management personnel who are in great demand. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

        POTENTIAL FLUCTUATIONS IN FUTURE QUARTERLY RESULTS. The Company expects that its operating results will fluctuate significantly from quarter to quarter in the future and will depend on various factors, many of which are outside the Company's control. These factors include the success of the marketing efforts of the Company and its distribution partners, the likelihood, timing and costs associated with obtaining necessary regulatory clearances or approvals, the timing and level of expenditures associated with expansion of sales and marketing activities and overall operations, the Company's ability to cost effectively expand manufacturing capacity and maintain consistently acceptable yields, the timing of establishment of strategic distribution arrangements and the success of the activities conducted under such arrangements, changes in demand for the Company's products, order cancellations, competition, changes in government regulation and other factors, the timing of significant orders from and shipments to customers, and general economic conditions. These factors are difficult to forecast, and these or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

        Fluctuations in quarterly demand for products may adversely affect the continuity of the Company's manufacturing operations, increase uncertainty in operational planning, disrupt cash flow from operations and increase the volatility of the Company's stock price. The Company's expenditures are based in part on the Company's expectations as to future revenue levels and to a large extent are fixed in the short term. If revenues do not meet expectations, the Company's business, financial condition and results of operations could be materially adversely affected. The Company believes that period to period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. As a result of the foregoing factors, it is likely that in some future quarter the Company's revenue or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected.


        POSSIBLE DELISTING OF COMMON STOCK FROM NASDAQ; RISKS RELATING TO LOW-PRICE STOCKS. The Common Stock trades on the Nasdaq National Market under the symbol "ACMI." The Commission and the National Association of Securities Dealers, Inc. have imposed certain standards for the maintenance of such listings, including maintaining at least $4.0 million in net tangible assets for issuers such as the Company which have sustained continuing losses from operations and/or net losses in three of its four most recent fiscal years. In addition, continued inclusion requires two market makers and a minimum bid price of $1.00 per share. On November 14, 1997, Nasdaq notified the Company that Nasdaq is reviewing the eligibility of the Common Stock for continued inclusion on the Nasdaq National Market because at September 30, 1997 the Company's net tangible assets and equity were below the $4.0 million threshold (by approximately $500,000). In accordance with Nasdaq's request, on December 5, 1997, the Company provided Nasdaq with the Company's proposals for achieving compliance. If the submission is not deemed by Nasdaq to warrant continued inclusion of the Common Stock, Nasdaq will send the Company a formal notice of deficiency and commence the delisting process. The Company would then be given adequate time to respond to such formal notice before any delisting action would be taken. There can be no assurances that the Company's proposals will be deemed satisfactory by Nasdaq or that, if the proposal is unsatisfactory to Nasdaq, that the Company would prevail in an appeal hearing objecting to such delisting. Furthermore, there can be no assurances that the Company will be able to achieve and maintain compliance with such standards in the future. If Nasdaq were to delist the Common Stock from the National Market, there can be no assurances that the Company would satisfy the criteria for listing on the Nasdaq Small Cap Market. If the Common Stock is not listed on Nasdaq, trading, if any, in the Common Stock would thereafter be conducted in the non-Nasdaq over-the-counter market. Consequently, investors could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's Common Stock. In addition, delisting could result, in certain circumstances, in the Common Stock becoming characterized as a low-priced or "penny" stock. In such event, the market liquidity for the Company's securities could be severely affected as the Common Stock would be subject to compliance with The Securities Enforcement and Penny Stock Reform Act of 1990. The regulations governing low-priced, so-called "penny stocks" could limit the ability of broker-dealers to sell the Company's Common Stock and, in turn, the ability of stockholders to sell their Common Stock.


        VOLATILITY OF STOCK PRICE. The market price of the shares of the Company's Common Stock, like that of the common stock of many other medical products and high technology companies, has in the past been, and is likely in the future to continue to be, highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new commercial products by the Company or competitors, government regulation, changes in the current structure of the health care financing and payment systems, developments in or disputes regarding patent or other proprietary rights, economic and other external factors and general market conditions may have a significant effect on the market price of the Common Stock. Moreover, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for medical products and high technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's common stock, securities class action litigations have occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Any adverse determination in such litigation could also subject the Company to significant liabilities.

        NEED TO MANAGE EXPANDING OPERATIONS. The Company will be required to expand its operations, particularly in the areas of sales and marketing and manufacturing. Such expansion will likely result in new and increased responsibilities for management personnel and place significant strain upon the Company's management, operating and financial systems and resources. To accommodate any such growth and compete effectively, the Company may be required to implement and/or improve its information systems, procedures and controls, and to expand, train, motivate and manage its work force. The Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively, both independently and as a group. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees as required by future growth, if any, could have a material adverse effect on the Company's business, financial condition and results of operations.

        RISK OF LITIGATION; RISK OF PRODUCT RECALLS; POTENTIAL UNAVAILABILITY OF INSURANCE. Commercial screening of Pap smear tests has been characterized by significant malpractice litigation. The Company faces a risk of exposure to product liability, errors and omissions or other claims if the use of its AcCell System 2000 or any future potential products, including the TracCell 2000, is alleged to have contributed to or resulted in a false negative diagnosis. While neither the AcCell System 2000 nor the TracCell 2000 is purported to offer any clinical diagnosis, there can be no assurance that the Company will avoid significant litigation. The Company also faces the possibility that defects in designs or manufacture of its products could result in product recall.

        The Company currently maintains a product liability insurance policy providing maximum coverage of $10.0 million and per occurrence coverage of $10.0 million. The medical device industry in general has experienced increasing difficulty in obtaining and maintaining reasonable product liability coverage, and substantial increases in insurance premium costs in many cases have rendered coverage economically impractical. There can be no assurance that the Company's existing product liability insurance will be adequate or continue to be available, or that additional product liability insurance will be available to the Company when needed or at a reasonable cost. An inability to maintain insurance at acceptable costs or otherwise protect against potential product liability could prevent or inhibit the continued commercialization of the Company's products. In addition, a product liability claim in excess of relevant insurance coverage or a product recall could have a material adverse effect on the Company's business, financial condition and results of operations.

        ENVIRONMENTAL REGULATION. The Company is subject to a variety of local, state, federal and foreign government regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic, infectious and other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines against the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with any such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect on the Company's business, financial condition and results of operations. Any failure by the Company to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous chemicals or hazardous, infectious or toxic substances could subject the Company to significant liabilities, including joint and several liability under certain statutes. The imposition of such liabilities could have a material adverse effect on the Company's business, financial condition and results of operations.


        IMPACT OF MEDICARE, MEDICAID AND OTHER THIRD-PARTY REIMBURSEMENT. In the United States, some Pap smear screenings and MIC/ID tests are currently paid for by the patient directly, and the level of reimbursement by third party payers that do provide reimbursement varies considerably. Third party payers (Medicare/Medicaid, private health insurance, health administration authorities in foreign countries and other organizations) may affect the demand, pricing or relative attractiveness of the Company's products and services by regulating the frequency and maximum amount of reimbursement for Pap smear screening and MIC/ID testing provided by such payers or by not providing any reimbursement at all. Restrictions on reimbursement for Pap smear screening and MIC/ID testing may limit the price that the Company can charge for its products or reduce the demand for them. In addition, if the level of reimbursement provided by Medicare and Medicaid is significantly below the amount laboratories and hospitals charge patients to perform Pap smear screening and MIC/ID testing, respectively, the size of the potential market available to the Company may be reduced. There can be no assurance that the level of reimbursement for Pap smear screening and MIC/ID testing will achieve, or be maintained at, levels necessary to permit the Company to generate substantial revenues or be profitable.

        In the international market, reimbursement by private third party medical insurance providers, including governmental insurers and providers, varies from country to country. In certain countries, the Company's ability to achieve significant market penetration may depend upon the availability of third party or governmental reimbursement.

        UNCERTAINTY AND POSSIBLE NEGATIVE EFFECTS OF HEALTH CARE REFORM. The health care industry is undergoing fundamental changes that are the result of political, economic and regulatory influences. In the United States, comprehensive programs have been proposed that seek to control the escalation of health care expenditures within the economy. Reforms that have been, and may be, considered include controls on health care spending through limitations on the increase in private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and other fundamental changes to the health care delivery system. Health care reform could, for example, result in a reduction in the recommended frequency of Pap smear screening or limitations on reimbursement which would likely reduce the demand for the Company's cytopathology products. Demand for the Company's MIC/ID products could be similarly affected. The Company anticipates that Congress and state legislatures will continue to review and assess cost containment measures, alternative health care delivery systems and methods of payment, and that public debate of these issues will likely continue. Due to uncertainties regarding the outcome of health care reform initiatives and their enactment and implementation, the Company cannot predict what reforms will be proposed or adopted or the effect that such proposals or their adoption may have on the Company. There can be no assurance that future health care legislation or other changes in the administration or interpretation of government health care or third party reimbursement programs will not have a material adverse effect on the Company's business, financial condition and results of operations.

        INTERNATIONAL SALES AND OPERATIONS RISKS. The Company sells microbiology products and intends to sell its cytopathology and any future products to customers both domestically and internationally. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs or difficulties in staffing and managing international operations. Foreign regulatory authorities often establish product standards different from those in the United States and any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on the Company's international business operations. Additionally, the Company's business, financial condition and results of operations may be adversely affected by increases in duty rates and difficulties in obtaining required licenses and permits. There can be no assurance that the Company will be able to successfully commercialize its products, or any future products, in any foreign market.

        LACK OF DIVIDENDS. The Company has never paid cash or other dividends on its Common Stock and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

        AUTHORIZATION AND POTENTIAL ISSUANCE OF PREFERRED STOCK; DELAWARE ANTI-TAKEOVER LAW. The Company's Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. Although the Company does not currently intend to issue any shares of its Preferred Stock, in the event of issuance, such shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. There can be no assurance that the Company will not, under certain circumstances, issue shares of its Preferred Stock. Furthermore, the Company may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control of the Company. Certain of such measures may be adopted without any further vote or action by the stockholders, although the Company has no present plans to adopt any such measures. The Company is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of the Company, impede a merger, consolidation or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company.


        SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock or the future ability of the Company to raise capital through an offering of equity securities. As of December 8, 1997, the Company has outstanding 22,710,050 shares of Common Stock, warrants to purchase 4,496,619 shares of Common Stock (including the 1,025,000 Warrants Shares to which this Prospectus relates) and options to purchase 2,642,608 shares of Common Stock (of which 1,646,398 options are subject to stockholder approval of the 1997 Stock Option Plan). Of the outstanding shares, 116,000 shares are subject to forfeiture if certain milestones under a microbiology product development agreement are not achieved. As of December 8, 1997, approximately 21,934,500 shares have been sold or are available for immediate sale in the public market pursuant to effective registration statements or exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"), subject in the case of certain holders to the limitations applicable to affiliates pursuant to Rule 144 under the Securities Act. The Company has registered the issuance of 1,240,010 shares of Common Stock issuable upon the exercise of options outstanding pursuant to certain of the Company's stock option plans. Such shares are available for immediate sale in the public market upon exercise of options. In addition to the resale of the 3,770,000 Shares to be registered hereby, the resale of approximately 3,175,836 shares of Common Stock underlying immediately exercisable warrants has been registered pursuant to currently effective registration statements.

                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of the Shares of Common Stock by the Selling Securityholders. If the holders exercise the Warrants to acquire all the Warrant Shares, the Company will receive aggregate gross proceeds of approximately $3,281,250, at the current exercise prices which will be used as unlocated working capital. The Company has agreed to pay certain expenses in connection with this Offering, currently estimated to be approximately $24,000.

                           ACCUMED INTERNATIONAL, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (UNAUDITED)



                                                              ESP
                                                          Product Line                   RADCO     Oncometrics
                                              AccuMed      Acquisition   Acquisition  Acquisition   Adjustments        Pro Forma
                                           ------------   ------------   ----------   ------------  -----------      ------------
Sales                                         6,222,449     15,834,734           --         10,429           --      $ 22,067,612
Less cost of sales                           (3,991,430)   (11,826,236)          --         (7,770)          --       (15,825,436)
                                           ------------   ------------   ----------   ------------  -----------      ------------
       Gross profit (loss)                    2,231,019      4,008,498           --          2,659           --         6,242,176
                                           ------------   ------------   ----------   ------------  -----------      ------------

Operating expenses:
       General and administrative             4,927,657      5,434,235      217,075         78,120       85,500  (4)   10,742,587
       Acquired Research and development      5,957,927             --           --             --           --         5,957,927
       Research and development               3,110,426      1,559,579      432,650        464,418           --         5,567,073
       Sales and marketing                    2,464,668             --       10,000        196,571           --         2,671,239
       Warranty expense                              --      1,050,000           --             --           --         1,050,000
       Valuation reserve for fixed assets            --      2,100,000           --             --           --         2,100,000
                                           ------------   ------------   ----------   ------------  -----------      ------------
          Total operating expenses           16,460,678     10,143,814      659,725        739,109       85,500        28,088,826
                                           ------------   ------------   ----------   ------------  -----------      ------------

Operating loss                              (14,229,659)    (6,135,316)    (659,725)      (736,450)     (85,500)      (21,846,650)
                                           ------------   ------------   ----------   ------------  -----------      ------------

Other income (expense):
       Interest income                           50,604             --       10,146             --           --            60,750
       Interest expense                        (458,214)            --      (67,671)            --     (720,000) (2)   (1,245,885)
       Other income (expense)                 2,939,537             --           --         20,915           --         2,960,452
       Minority interest                        123,919             --           --             --           --           123,919
                                           ------------   ------------   ----------   ------------  -----------      ------------
          Total other income (expense)        2,655,846             --      (57,525)        20,915     (720,000)        1,899,236
                                           ------------   ------------   ----------   ------------  -----------      ------------

Loss before income taxes                    (11,573,813)    (6,135,316)    (717,250)      (715,535)    (805,500)      (19,947,414)

Income tax (expense) benefit                         --      2,337,263           --             --   (2,337,263) (3)           --
                                           ------------   ------------   ----------   ------------  -----------      ------------
Net loss before Minority interest           (11,573,813)    (3,798,053)    (717,250)      (715,535)  (3,142,763)      (19,947,414)

Minority Interest                                    --             --           --             --      238,512  (5)      238,512
                                           ------------   ------------   ----------   ------------  -----------      ------------

          Net loss                         $(11,573,813)  $ (3,798,053)  $ (717,250)  $   (715,535) $(2,904,251)     $(19,708,902)
                                           ============   ============   ==========   ============  ===========      ============

   Net loss per share                             (0.68)                                                             $      (1.16)
                                           ============                                                              ============

   Weighted average common shares
   outstanding                               16,975,470                                                                16,975,470
                                           ============                                                              ============


         See accompanying notes to the Pro Forma Condensed Consolidated
                            Statement of Operations.

                           ACCUMED INTERNATIONAL, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                   (UNAUDITED)



                                                                   ESP
                                                               Product Line
                                                  AccuMed      Acquisition    Adjustments           Pro Forma
                                                ------------   ------------   ------------         ------------
Sales                                             14,157,306      2,639,122                        $ 16,796,428
Less cost of sales                                (8,905,595)    (1,971,039)                        (10,876,634)
                                                ------------   ------------   ------------         ------------
          Gross profit (loss)                      5,251,711        668,083             --            5,919,794
                                                ------------   ------------   ------------         ------------

Operating expenses:
          General and administrative               6,280,715        905,706                           7,186,421
          Research and development                 3,639,509        259,930                           3,899,439
          Goodwill writeoff                        3,582,068             --                           3,582,068
          Sales and marketing                      3,215,636             --                           3,215,636
                                                ------------   ------------   ------------         ------------
                Total operating expenses          16,717,928      1,165,636             --           17,883,564
                                                ------------   ------------   ------------         ------------

Operating loss                                   (11,466,217)      (497,553)            --          (11,963,770)
                                                ------------   ------------   ------------         ------------

Other income (expense):
          Interest income                             19,808             --                              19,808
          Interest expense                        (2,960,893)            --       (120,000)(1)       (3,080,893)
          Other income (expense)                      18,449             --                              18,449
          Minority interest                          303,785             --                             303,785
                                                ------------   ------------   ------------         ------------
                Total other income (expense)      (2,618,851)            --       (120,000)          (2,738,851)
                                                ------------   ------------   ------------         ------------

Loss before income taxes                         (14,085,068)      (497,553)      (120,000)         (14,702,621)

Income tax (expense) benefit                              --             --             --                   --
                                                ------------   ------------   ------------         ------------

                Net loss                        $(14,085,068)  $   (497,553)      (120,000)        $(14,702,621)
                                                ============   ============   ============         ============

    Net loss per share                          $      (0.65)                                      $      (0.68)
                                                ============                                       ============

    Weighted average common shares outstanding    21,574,098                                         21,574,098
                                                ============                                       ============



         See accompanying notes to the Pro Forma Condensed Consolidated
                            Statement of Operations.

         AccuMed International, Inc.
         Notes to Pro-Forma Consolidated Statements of Operations
         For the Year Ended December 31, 1996 and Nine Months Ended September 30, 1997

NOTE A - DESCRIPTION OF ACQUISITIONS


        On October 15, 1996, the Company acquired a two-thirds interest in Oncometrics Imaging Corp. (Oncometrics), for approximately $4.0 million in cash. Of the $4.0 million consideration paid, $2.0 million was paid to Xillix Technologies Corp. (the Seller) with the remaining $2.0 million paid to Oncometrics in consideration for 1,000,000 newly issued shares of Oncometrics stock pursuant to the subscription agreement between the Seller and Oncometrics. The acquisition has been accounted for using the purchase method of accounting and a portion of the purchase price has been charged to acquired in-process research and development in the period in which the transaction is consummated. The respective Oncometrics financial results have been translated from Canadian dollars to U.S. dollars using an exchange rate of .7350 for the nine months ended September 30, 1996.



        On October 15, 1996, the Company acquired the remaining 90% interest in Radco Ventures, Inc. (Radco), for approximately $1.4 million in cash. The acquisition has been accounted for using the purchase method of accounting and a portion of the purchase price has been charged to acquired in-process research and development in the period in which the transaction is consummated.



        On March 3, 1997, the Company acquired certain assets and assumed certain liabilities (the "ESP Product Line") of Difco Microbiology Systems, Inc. Pursuant to the terms of the acquisition agreement, the Company paid $6.0 million in cash in exchange for these net assets. The acquisition was funded by a $6.0 million bridge loan which was repaid on March 14, 1997 by proceeds received from the issuance of three year convertible notes bearing 12% interest.


        The acquisition was accounted for using the purchase method of accounting, with the purchase price allocated to the net assets acquired based on their estimated fair values. This treatment resulted in no excess purchase price over fair value of tangible assets acquired. The results of operations of the acquired net assets are included in the consolidated financial statements from the date of acquisition.

        The accompanying pro forma condensed consolidated statements of operations illustrate the effect of the acquisitions ("pro forma") on the Company's results of operations for the periods indicated. The statement presented for the year ended December 31, 1996 is based on the historical statements of operations of the Company and the listed acquisitions for that period assuming the acquisitions took place on January 1, 1996. The statement presented for the nine months ended September 30, 1997 is based on the historical statements of operations of the Company and the listed acquisition assuming the acquisition took place on January 1, 1996.

NOTE B - PRO FORMA ADJUSTMENTS

        The following adjustments are reflected in the Pro Forma Condensed Consolidated Statement of Operations under the columns headed "Adjustments."

(1)      Interest Accrued on Loan to Finance Acquisition

         The funds used to acquire the ESP Product Line came from a bridge loan which was repaid on March 14, 1997 and replaced with three year convertible notes bearing interest at 12%. Interest expense of $120,000, based on the $6,000,000 purchase price at 12%, has been added to the Pro Forma Consolidated Statement of Operations, as the acquisition was assumed to have taken place on January 1, 1996.

(2)      Interest Accrued on Loan to Finance Acquisition

         The funds used to acquire the ESP Product Line came from a bridge loan which was repaid on March 14, 1997 and replaced with three year convertible notes bearing interest at 12%. Interest expense of $720,000, based on the $6,000,000 purchase price at 12%, has been added to the Pro Forma Consolidated Statement of Operations, as the acquisition was assumed to have taken place on January 1, 1996.

(3)      Reduction of Tax Loss Benefit

         The tax benefit shown in the Pro Forma Consolidated Statement of Operations for the ESP Product Line has been eliminated as this benefit is not recoverable by the Company for the period presented.

(4)      Amortization of Intangibles

         This reflects the amortization of the excess of cost over net assets acquired and purchased technology of Oncometrics using the straight-line method over 10 years.

(5)      Elimination of Minority Interest

         This reflects the minority interest share (33.3%) of the net loss in Oncometrics for the year ended December 31, 1996.

                           PRICE RANGE OF COMMON STOCK



        The Company's Common Stock is quoted on the Nasdaq National Market under the trading symbol "ACMI." On December 8, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $1.88 per share. The table below sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock on the Nasdaq National Market. At December 8,
1997, the Company had approximately 300 stockholders of record.




                                                        High     Low
                                                        ----    ----
1995 FISCAL YEAR
        First Quarter                                $  1.75 $  0.31
        Second Quarter                                  1.75    0.50
        Third Quarter                                   1.50    0.81
        Fourth Quarter                                  1.50    0.75

TRANSITION PERIOD (1)
        October 1, 1995 through December 31, 1995    $  1.69 $  1.00

1996 FISCAL YEAR (1)
        First Quarter                                $  6.25 $  1.06
        Second Quarter                                  9.38    4.88
        Third Quarter                                   7.00    4.16
        Fourth Quarter                                  5.06    2.25

1997 FISCAL YEAR
        First Quarter                                $  4.44 $  2.41
        Second Quarter                                  4.13    3.00
        Third Quarter                                   4.25    2.25
        Fourth Quarter (through December 8, 1997)       3.00    1.63



-------------------------------

(1) On December 31, 1995, the Company changed its fiscal year end from September 30 to December 31.

                             SELLING SECURITYHOLDERS


        The following table sets forth information as of December 8, 1997 (the "Reference Date") with respect to the beneficial ownership of shares of Common Stock by each of the Selling Securityholders. At the Reference Date there were 22,681,050 shares of Common Stock outstanding.



                                                                                SHARES BENEFICIALLY
                                  SHARES BENEFICIALLY OWNED     SHARES TO              OWNED
NAME AND ADDRESS                      PRIOR TO OFFERING(1)     BE SOLD IN          AFTER OFFERING(1)
OF BENEFICIAL OWNER                   NUMBER      PERCENT       OFFERING       NUMBER            PERCENT
-------------------                   ------      -------        ------        ------            -------
Shannon P. Acks(2)                    52,500         *           52,500             -0-           -0-

American Equities Overseas,
  Inc.(3)                            139,655         *            5,880         133,775            *

Basil Asciutto(5)(6)                   8,427         *            8,427             -0-           -0-

Richard L. Baselon & Eileen
  A. Baselon(7)                       72,000         *           42,000           30,000           *

Andy Bello(5)(8)                         720         *              720             -0-           -0-

Robert Beurel(5)(9)                    5,554         *            5,554             -0-           -0-

Caisse Centrale des
  Banques Popilaires(10)              42,000         *           42,000             -0-           -0-

Leslie G. Callahan, III(11)           42,000         *           42,000             -0-           -0-

Richard Campanella(5)(12)                220         *              220             -0-           -0-

Clariden Bank(13)                     63,000         *           63,000             -0-           -0-

Norman H. Cohen(14)                   10,500         *           10,500             -0-           -0-

Commonwealth Associates,
  Inc.(5)(15)                        922,493      4.0%           20,000         902,493           3.9

Conzett Europa-Inv. Limited(16)      315,000         *          315,000             -0-           -0-

Mark Danieli(5)(17)                      444         *              444             -0-           -0-

DW Trustees (B.V.I.) Limited(18)      21,000         *           21,000             -0-           -0-

Egger & Co.(19)                      105,000         *          105,000             -0-           -0-


                                                                                SHARES BENEFICIALLY
                                  SHARES BENEFICIALLY OWNED     SHARES TO             OWNED
NAME AND ADDRESS                      PRIOR TO OFFERING(1)     BE SOLD IN          AFTER OFFERING(1)
OF BENEFICIAL OWNER                   NUMBER      PERCENT       OFFERING       NUMBER           PERCENT
-------------------                   ------      -------        ------        ------           -------
Cornelia Eldridge(5)(20)               4,000         *            4,000            -0-            -0-

Energa Capital Forbank & Co.(21)      63,000         *           63,000            -0-            -0-

Kenneth R. Falchuk(22)                34,500         *           21,000         13,500             *

Michael S. Falk(5)(23)             1,604,422      6.7%           96,521      1,507,901           6.4%

Fifth Third Bank of Western
  Ohio, Trustee(24)                  179,500         *           63,000        116,500             *

France Finance IV(25)                134,000         *           84,000         50,000             *

Anthony Giardina(5)(26)                1,387         *            1,387            -0-            -0-

Paul D. Goldenheim(27)                14,200         *           10,500          3,700             *

Zachary Gomes(28)                     52,000         *           42,000         10,000             *

Jonathan D. Green(29)                120,000         *           21,000         99,000             *

Brian Greenstein(5)(30)                  685         *              129            556             *

Marco Guidice(5)(31)                      91         *               91            -0-            -0-

Richard Galterio(5)(32)                5,114         *              114          5,000             *

The Hart Family Trust(33)             10,500         *           10,500            -0-            -0-

Susan Hoffman(5)(34)                   1,000         *            1,000            -0-            -0-

Wilfred Huse(35)                      64,500         *           21,000         43,500             *

Wilfred Huse, MD, Inc. Money
  Purchase Pension Plan(36)           21,000         *           21,000            -0-            -0-

Jerry L. & Deborah J.
  Ivy JT Ten(37)                      42,000         *           42,000            -0-            -0-

James W. Jackman(38)                  21,000         *           21,000            -0-            -0-

 William J. and Ann S.
  Jackson JTROS(39)                   42,000         *           42,000            -0-            -0-

JF Shea Co., Inc. as Nominee
  1997-7(40)                         672,000       2.9          672,000            -0-            -0-

                                                                                SHARES BENEFICIALLY
                                  SHARES BENEFICIALLY OWNED     SHARES TO              OWNED
NAME AND ADDRESS                      PRIOR TO OFFERING(1)     BE SOLD IN          AFTER OFFERING(1)
OF BENEFICIAL OWNER                   NUMBER      PERCENT       OFFERING       NUMBER           PERCENT
-------------------                   ------      -------        ------        ------           -------
Jo-Bar Enterprises LLC(41)           122,000         *           42,000         82,000             *

Peggy Jordan(42)                      42,000         *           42,000            -0-            -0-

LAD Equity Partners, LP(43)           42,000         *           42,000            -0-            -0-

Stephen LaBarbara(5)(44)              13,552         *            3,460         10,092             *

Vincent LaBarbara(5)(45)               6,192         *            6,192            -0-            -0-

Daniel R. Lee(46)                    142,000         *           42,000        100,000             *

Albert Legere(5)(47)                     114         *              114            -0-            -0-

Craig Leppla(5)(48)                      444         *              444            -0-            -0-

The Lesile Group(49)                   4,317         *            1,027          3,290             *

Douglas Levine(50)                    15,750         *           15,750            -0-            -0-

Beth Lipman(5)(51)                     7,445         *              500          6,945             *

John V. Luck(52)                      21,000         *           21,000            -0-            -0-

Michael R. Lyall(5)(53)                3,890         *            3,890            -0-            -0-

Greg Manocherian(54)                  10,500         *           10,500            -0-            -0-

Jed R. Manocherian 1995
  Property Trust(55)                   5,250         *            5,250            -0-            -0-

Mario Marsillo(5)(56)                  1,030         *            1,030            -0-            -0-

Patrick H. and Lee M.
  Miller, Jr. JTWROS(57)             210,000         *          210,000            -0-            -0-

Alvin Mirman(5)(58)                    7,112         *            2,112          5,000             *

Mizeboume Investment Corp.(59)        21,000         *           21,000            -0-            -0-

Ronand Moschetta(5)(60)                1,109         *            1,109            -0-            -0-

Robert Nass(5)(61)                       665         *              665            -0-            -0-

Northlea Partners Ltd.(62)           342,657      1.5%           21,000        321,657            1.4

Robert O'Sullivan(5)(63)              15,579         *            8,405          7,174             *

                                                                                SHARES BENEFICIALLY
                                  SHARES BENEFICIALLY OWNED     SHARES TO              OWNED
NAME AND ADDRESS                      PRIOR TO OFFERING(1)     BE SOLD IN          AFTER OFFERING(1)
OF BENEFICIAL OWNER                   NUMBER      PERCENT       OFFERING       NUMBER           PERCENT
-------------------                   ------      -------        ------        ------           -------
Robert O'Sullivan Family
  Trust(5)(64)                        21,000         *           21,000            -0-            -0-

Thomas A. Peacock(65)                 52,000         *           42,000         10,000             *

Richard Perreira(66)                     500         *              500            -0-            -0-

Estate of Daniel Parker(5)(67)         4,317         *            1,027          3,290             *

Robert L. Priddy(68)               1,537,410      6.6%          637,410        900,000           3.8

Eric Rand(5)(69)                       9,151         *            8,595            556             *

Vincent Riccardi(5)(70)                1,458         *               91          1,367             *

Scott Rickman(5)(71)                   2,000         *            2,000            -0-            -0-

John Robinson(5)(72)                  76,359         *           48,262         28,097             *

Wayne Rogers(73)                     114,500         *           21,000         93,500             *

Keith Rosenbloom(5)(74)               21,373         *            8,831         12,542             *

Cathy Ross(5)(75)                        500         *              500            -0-            -0-

Royal Bank of Canada
  Trust Company(76)                  157,500         *          157,500            -0-            -0-

Eric Rubenstein(5)(77)                   889         *              889            -0-            -0-

William R. Schoen(78)                 31,000         *           21,000         10,000             *

Muarry Segal(5)(79)                    5,562         *            1,284          4,278             *

Suzanne Schiller(80)                  56,000         *           21,000         35,000             *

Edward T. Schneider(81)               66,000         *           42,000         24,000             *

Bradford Van Sicien(5)(82)               500         *              500            -0-            -0-

Edmund Shea(83)                        1,558         *            1,558            -0-            -0-

Stephen Stein(5)(84)                     500         *              500            -0-            -0-

Inder Tallur(5)(85)                      553         *              553            -0-            -0-

Theodore Stern Money


                                                                                SHARES BENEFICIALLY
                                  SHARES BENEFICIALLY OWNED     SHARES TO              OWNED
NAME AND ADDRESS                      PRIOR TO OFFERING(1)     BE SOLD IN          AFTER OFFERING(1)
OF BENEFICIAL OWNER                   NUMBER      PERCENT       OFFERING       NUMBER          PERCENT
-------------------                   ------      -------        ------        ------          -------

  Purchase Plan(86)                  168,000         *          168,000            -0-            -0-

Robert Tucker(5)(87)                   4,317         *           1,027           3,290             *

Vitali Maritime Corp.(88)            192,000         *          42,000         150,000             *

Michael Volpe(5)(89)                  10,558         *             558          10,000             *

Stephen J. Warner(90)                 58,929         *          21,000          37,929             *

Joyce Westmoreland(91)                41,000         *          21,000          20,000             *

David Wynn(5)(92)                        590         *             590             -0-            -0-

Joseph P. Wynne(5)(93)                 3,890         *           3,890             -0-            -0-

Kenneth Zises(94)                     37,000         *          21,000          16,000             *

-----------------------

* Represents less than 1%.


(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock listed as beneficially owned by them. A person is deemed to be the beneficial holder of securities that can be acquired by such person within 60 days from the Reference Date upon the exercise of warrants or Notes. Each beneficial owner's percentage ownership is determined by including shares underlying Notes or warrants which are exercisable by such person currently or within 60 days following the Reference Date, and excluding shares underlying options and warrants held by any other person. The percentage of shares owned after the Offering is calculated assuming that 25,918,732 shares of Common Stock will be outstanding, which includes the 22,148,732 shares outstanding on the Reference Date and an additional 3,745,000 Shares underlying the Warrants and Notes which would have to be exercised in order to sell the Shares.

(2) Shares listed as held by Ms. Acks include 12,500 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 40,000 shares underlying Notes that are not exercisable within 60 days of the Reference Date.

(3) Shares listed as held by American Equities Overseas, Inc. include 139,655 shares underling warrants that are exercisable currently or within 60 days following the Reference Date. The Shares offered in this Offering by American Equities Overseas, Inc. are underlying currently exercisable Warrants transferred to it by Commonwealth Associates. Such Warrants were issued as compensation for the services of Commonwealth Associates in connection with the Private Placement. American Equities Overseas, Inc. has served as a placement agent in the sale of the Company's securities for which it has received commissions in the forms of cash and securities. See "Certain Relationships and Transactions."

(4)     This footnote intentionally left blank.

(5) Shares listed as being offered in this Offering by the Selling Securityholder are Shares underlying Warrants issued directly to Commonwealth Associates and subsequently transferred by it to the Selling Securityholder. Such Warrants were issued to Commonwealth Associates as compensation for services as placement agent in the Private Placement. The Selling Securityholder is currently or was formerly associated with Commonwealth Associates. Commonwealth Associates disclaims beneficial ownership of such Shares and Warrants. See "Certain Relationships and Transactions."

(6) Shares listed as held by Mr. Asciutto include 8,427 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(7) Shares listed as held by the Baselons include 10,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(8) Shares listed as held by Mr. Bello include 720 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(9) Shares listed as held by Mr. Beurel include 5,554 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(10) Shares listed as held by Caisse Centrale des Banques Popilaires include 10,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(11) Shares listed as held by Mr. Callahan include 10,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(12) Shares listed as held by Mr. Campanella include 220 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(13) Shares listed as held by Clariden Bank include 15,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 48,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(14) Shares listed as held by Mr. Cohen include 2,500 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 8,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(15) The number of shares owned prior to the Offering includes 380,271 shares underlying warrants and the number of shares owned after the Offering includes 360,271 shares underlying warrants, each such warrant is exercisable currently or within 60 days of the Reference Date. Excludes securities held in Commonwealth Associates' trading account. Certain of the Warrants to purchase shares are held in the name of Commonwealth Associates for the account of its equity owners, certain of its employees and certain officers and/or directors of its corporate general partner. Commonwealth Associates has acted as underwriter and placement agent in sales of the Company's securities for which it has received commissions in the form of cash and securities. See "Certain Relationships and Transactions."

(16) Shares listed as held by Conzett Europa-Inv. Limited include 75,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 240,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(17) Shares listed as held by Mr. Danieli include 444 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(18) Shares listed as held by DW Trustees include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(19) Shares listed as held by Egger & Co. include 25,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 80,0000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(20) Shares listed as held by Ms. Eldridge include 4,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(21) Shares listed as held by Energa Capital Forbank & Co. include 15,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 48,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(22) Shares listed as held by Mr. Falchuk include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.
(23) Mr. Falk directly owns warrants to purchase up to 671,929 shares of Common Stock which are exercisable currently or within 60 days following the Reference Date. The number of shares listed as owned by Mr. Falk includes an additional 542,222 shares, and 380,271 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date, held by Commonwealth Associates (excluding securities held in Commonwealth Associates' trading account). Mr. Falk is a control person of the corporate general partner of Commonwealth Associates and may be deemed to be beneficial owner of securities held by Commonwealth Associates. The number of shares also includes an additional 10,000 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date held by Anne Falk, Mr. Falk's spouse. Mr. Falk disclaims beneficial ownership of the securities held by Commonwealth Associates except to the extent of his percentage ownership interests in Commonwealth Associates. Warrants held directly by Mr. Falk were transferred to him by Commonwealth Associates. Commonwealth Associates disclaims beneficial ownership of such warrants and the underlying warrant shares. Such warrants were issued to Commonwealth Associates as compensation for certain services rendered to the Company. The shares listed under the caption "Shares to be Sold in Offering" include 20,000 shares to be sold by Commonwealth Associates in this Offering. See "Certain Relationships and Transactions."

(24) Shares listed as held by Fifth Third Bank include 15,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 48,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(25) Shares listed as held by France Finance IV include 70,000 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date and 64,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(26) Shares listed as held by Mr. Giardina include 1,387 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(27) Shares listed as held by Mr. Goldenheim include 2,500 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 8,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(28) Shares listed as held by Mr. Gomes include 10,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(29) Shares listed as held by Mr. Green include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(30) Shares listed as held by Mr. Greenstein include 685 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(31) Shares listed as held by Mr. Guidice include 91 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(32) Shares listed as held by Mr. Galterio include 5,114 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(33) Shares listed as held by The Hart Family Trust include 2,500 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 80,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(34) Shares listed as held by Ms. Hoffman include 1,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(35) Shares listed as held by Mr. Huse include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(36) Shares listed as held by the Huse Money Purchase Pension Plan include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(37) Shares listed as held by the Ivys include 10,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(38) Shares listed as held by Mr. Jackman include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(39) Shares listed as held by the Jacksons include 10,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(40) Shares listed as held by JF Shea Co, Inc. include 160,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 512,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(41) Shares listed as held by Jo-Bar Enterprises LLC include 10,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(42) Shares listed as held by Ms. Jordan include 10,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(43) Shares listed as held by LAD Equity Partners include 10,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(44) Shares listed as held by Stephen LaBarbara include 13,552 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(45) Shares listed as held by Vincent LaBarbara include 6,192 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(46) Shares listed as held by Mr. Lee include 10,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(47) Shares listed as held by Mr. Legere include 114 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(48) Shares listed as held by Mr. Leppla include 444 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(49) Shares listed as held by The Lesile Group include 4,317 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(50) Shares listed as held by Mr. Levine include 3,750 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 12,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(51) Shares listed as held by Ms. Lipman include 7,445 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(52) Shares listed as held by Mr. Luck include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(53) Shares listed as held by Mr. Lyall include 3,890 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(54) Shares listed as held by Mr. Manocherian include 2,500 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 8,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(55) Shares listed as held by Jed R. Manocherian 1995 Property Trust include 1,250 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 4,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(56) Shares listed as held by Mr. Marsillo include 1,030 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(57) Shares listed as held by the Millers include 50,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 160,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(58) Shares listed as held by Mr. Mirman include 7,112 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(59) Shares listed as held by Mizebourme Investment Corp. include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(60) Shares listed as held by Mr. Moschetta include 1,109 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(61) Shares listed as held by Mr. Nass include 665 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(62) Shares listed as held by Northlea Partners Ltd. include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date. Includes 34,895 shares underlying stock options held by John D. Abeles, MD that are exercisable currently or within 60 days following the Reference Date. Includes 253,713 shares of Common Stock held of record and

        38,049 shares underlying warrants exercisable currently or within 60 days following the Reference Date held of record by Northlea Partners Limited, as to which Dr. Abeles disclaims beneficial ownership except with respect to his 1% general partnership ownership. Dr. Abeles served as a director of the Company from 1988 until May 1997.

(63) Shares listed as held by Mr. O'Sullivan include 15,579 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(64) Shares listed as held by Robert O'Sullivan Family Trust include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(65) Shares listed as held by Mr. Peacock include 20,000 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(66) Shares listed as held by Mr. Perreira include 500 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(67) Shares listed as held by the Parker Estate include 4,317 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(68) Mr. Priddy is a director of the Company. Shares listed as held by Mr. Priddy include 257,410 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date and 480,000 shares underlying Notes that are convertible within 60 days of the Reference Date. Shares to be offered by Mr. Priddy include Shares underlying 7,410 Warrants transferred to Mr. Priddy by Commonwealth Associates. See "Certain Relationships and Transactions."

(69) Shares listed as held by Mr. Rand include 9,151 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(70) Shares listed as held by Mr. Riccardi include 1,458 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(71) Shares listed as held by Mr. Rickman include 2,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(72) Shares listed as held by Mr. Robinson include 44,359 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(73) Shares listed as held by Mr. Rogers include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(74) Shares listed as held by Mr. Rosenbloom include 21,373 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(75) Shares listed as held by Ms. Ross include 500 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(76) Shares listed as held by Royal Bank of Canada Trust Company include 37,500 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 157,500 shares underlying Notes that are convertible within 60 days of the Reference Date.

(77) Shares listed as held by Mr. Rubenstein include 889 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(78) Shares listed as held by Mr. Schoen include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(79) Shares listed as held by Mr. Segal include 5,562 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(80) Shares listed as held by Ms. Schiller include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(81) Shares listed as held by Mr. Scneider include 10,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(82) Shares listed as held by Mr. Van Sicien include 500 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(83) Shares listed as held by Mr. Shea include 1,558 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date. See "Certain Transactions and Relationships."

(84) Shares listed as held by Mr. Stein include 500 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(85) Shares listed as held by Mr. Tallur include 553 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(86) Shares listed as held by the Stern Money Purchase Plan include 40,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 128,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(87) Shares listed as held by Mr. Tucker include 4,317 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date.

(88) Shares listed as held by Vitali Maritime Corp. include 160,000 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date and 32,000 shares underlying

        Notes that are convertible within 60 days of the Reference Date.

(89) Shares listed as held by Mr. Volpe include 10,558 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(90) Shares listed as held by Mr. Warner include 42,929 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(91) Shares listed as held by Ms. Westmoreland include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.

(92) Shares listed as held by Mr. Wynn include 590 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(93) Shares listed as held by Mr. Wynne include 3,890 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(94) Shares listed as held by Mr. Zises include 5,000 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date and 16,000 shares underlying Notes that are convertible within 60 days of the Reference Date.


        The Company has agreed to indemnify certain of the Selling Securityholders and the Selling Securityholders have agreed to indemnify the Company against certain civil liabilities, including liabilities under the Securities Act.

        Except as noted in the footnotes above and under the caption "Certain Relationships and Transactions" below, none of the Selling Securityholders has held any office or maintained any material relationship with the Company during the past three years.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

      Set forth below is certain information regarding certain relationships and transactions between the Selling Securityholders and the Company.

        Commonwealth Associates, Inc. ("Commonwealth Associates") is a principal stockholder. On March 14, 1997, the Company consummated a private placement (the "Private Placement") of 85 units (the "Units") each consisting of $100,000 in principal amount of Notes and Warrants to purchase 10,000 shares of Common Stock, for which Commonwealth Associates acted as placement agent and received from the Company (i) cash commissions equal to 7% of the gross proceeds, (ii) five-year Warrants to purchase 200,000 shares of Common Stock at an exercise price of $3.125 per share (of which Warrants, Commonwealth has subsequently transferred beneficial ownership to certain of its designees) and (iii) an accountable expense reimbursement of $56,500 in cash.

        Pursuant to a letter agreement dated as of February 14, 1995 among the Company, AccuMed, Inc. and Commonwealth Associates, Commonwealth Associates was paid a fee for acting as a "finder" in connection with the merger of AccuMed, Inc. into the Company. The fee was paid in the form of $50,000 in cash, 444,444 shares of Common Stock, and a five-year warrant to purchase up to 750,000 shares of Common Stock at an exercise price of $1.25 per share. During 1995, Commonwealth Associates acted as placement agent for the Company in certain private placements of Common Stock for which Commonwealth Associates received an aggregate of (i) $353,000 in cash commissions, (ii) a non-accountable expense allowance of $106,000, (iii) approximately $10,600 in reimbursement for the fees and expenses of counsel, and (iv) a warrant to purchase an aggregate of 564,840 shares of the Common Stock at an exercise price of $0.625 per share. During 1995, the Company paid Commonwealth Associates an aggregate of $59,000 in cash pursuant to a Consulting Agreement in effect from January 1, 1995 through December 31, 1995. As reimbursement for certain expenses incurred by Commonwealth Associates in connection with a terminated private placement of securities for which Commonwealth Associates was to act as placement agent, the Company (i) issued to Commonwealth Associates on December 31, 1994 a five-year warrant to purchase an aggregate of 420,000 shares of Common Stock at an exercise price of $0.25 per share and (ii) issued to designees of Commonwealth Associates on December 29, 1995 five-year warrants to purchase an aggregate of 104,000 shares of Common Stock at an exercise price of $2.125 per share, which warrants expire on October 31, 1997.


        The Company issued to American Equities Overseas, Inc. ("American Equities"), a Selling Securityholder, an immediately exercisable, five-year warrant to purchase up to 100,000 shares of Common Stock at an exercise price of $0.25 per share. Such warrant was issued to American Equities by the Company in September 1995 as reimbursement for expenses incurred by American Equities in connection with a terminated private placement in 1994 and advisory services in connection with certain of the Company's European stockholders. In March 1996, the Company issued to American Equities immediately exercisable five-year warrants to purchase an aggregate of 42,500 shares of Common Stock at an exercise price of $3.87 per share and 20,000 shares at an exercise price of $3.42 per share, as partial compensation for its services in placing warrants to purchase Common Stock and securities of RADCO in connection with the capitalization of RADCO. American Equities acted as placement agent in connection with the sale of Common Stock to certain European investors in May 1996, for which it received aggregate cash commissions of $56,250. Pursuant to an agreement dated July 18, 1996 among the Company, RADCO and American Equities, the Company paid to American Equities a fee of $15,000 in cash upon consummation of the RADCO acquisition. As a part of the RADCO acquisition, the Company purchased from American Equities 50,000 shares of RADCO Stock in consideration of payment of approximately $14,000 in cash.



        Robert L. Priddy, a director of the Company since May 23, 1997, is the beneficial owner of 9.9% of the common stock of Commonwealth Associates. In January 1996, Mr. Priddy loaned the Company $250,000 evidenced by a promissory note bearing interest at the rate of 11% per annum payable due in April 1996 (the "1996 Loan"). The 1996 Loan has been repaid in full. In consideration for making the 1996 Loan, Mr. Priddy was issued five-year warrants to purchase up to 160,000 shares of Common Stock at $1.25 (the closing bid price for the Common Stock on the date of issuance). On August 18, 1997, Mr. Priddy loaned the Company $500,000 secured by a certain receivable evidenced by a Promissory Note and Security Agreement (the "Priddy Loan"). Interest on the Priddy Loan accrues at a rate of 12% per annum payable at maturity. The Priddy Loan was due on the earlier of October 15, 1997 and the date on which the Company receives gross proceeds of at least $1,000,000 million from a financing. The Priddy Loan was repaid in full on September 30, 1997 with a prepayment premium which together with accrued interest aggregated $10,000. In consideration of making the Priddy Loan, the Company issued to Mr. Priddy five-year warrants to purchase 50,000 shares of Common Stock at $2.50 per share (the last reported sales price on the trading day immediately preceding issuance). Mr. Priddy loaned the Company $3,000,000 pursuant to a loan (the "Bridge Loan") in the aggregate principal amount of $6,000,000 made pursuant to a Loan Agreement dated as of February 19, 1997 among the Company and Mr. Priddy and Edmund H. Shea, Jr. (collectively, the "Lender"), evidenced by a Convertible Promissory Note dated as of February 19, 1997 made by the Company in favor of the Lender. Interest on the indebtedness under the Bridge Loan accrued at a rate of 12% per annum payable at maturity. All amounts owed to the Lender by the Company pursuant to the Bridge Loan, including an aggregate of $130,000 representing the loan origination fee, interest and the prepayment premium were paid in full as of March 14, 1997 with a portion of the proceeds of the Private Placement. Mr. Priddy purchased 15 Units for an aggregate purchase price of $1,500,000 in the Private Placement.


        Edmund H. Shea, Jr., a Selling Securityholder, loaned the Company $3,000,000 pursuant the Bridge Loan in the aggregate principal amount of $6,000,000 made pursuant to a Loan Agreement dated as of February 19, 1997 among the Company and Mr. Priddy and Mr. Shea (collectively, the "Lender"), evidenced by a Convertible Promissory Note dated as of February 19, 1997 made by the Company in favor of the Lender. Interest on the indebtedness under the Bridge Loan accrued at a rate of 12% per annum payable at maturity. All amounts owed to the Lender by the Company pursuant to the Bridge Loan, including an aggregate of $130,000 representing the loan origination fee, interest and the prepayment premium were paid in full as of March 14, 1997 with a portion of the proceeds of the Private Placement.


                              PLAN OF DISTRIBUTION

        The Selling Securityholders may sell the Shares of Common Stock (i) in an underwritten offering or offerings, (ii) through brokers and dealers, (iii) "at the market" to or through a market maker or in an existing trading market, on an exchange or otherwise, for such Shares, (iv) in other ways not involving market makers or established trading markets, including direct sales to purchasers and (v) to the extent not prohibited by applicable securities law, in ways other than pursuant to the distribution plan presented in this Prospectus.

        The distribution of Shares of Common Stock may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a "best efforts" or a "firm commitment" basis.

        In connection with any such underwritten offering, underwriters or agents may receive compensation from the Selling Securityholders for whom they may act as agents in the form of discounts, concessions or compensation in the form of discount, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

        At any time a particular offer of Shares of Common Stock is made, if required, a Prospectus Supplement will be distributed that will set forth the names of the Selling Securityholder(s) offering such Shares of Common Stock, the aggregate amount of such Shares of Common Stock being offered and the terms of the offering, including the names or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendments to the tea Registration Statement of which this Prospectus forms as part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of such Shares of Common Stock.

        The Selling Securityholders and any underwriters, dealers or agents that participate int he distribution of Shares of Common Stock may be deemed to be underwriters,and any profit on the sale of Shares of Common Stock by the Selling Securityholders and any discount, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

        Under an agreement that may be entered into by the Company, underwriters, dealers, and agents who participate in the distribution of Shares of Common stock may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        The sale of Shares of Common Stock by Selling Securityholders may also be effect from time to time by Selling Securityholders directly to purchasers or to or through certain broker-dealers. In connection with any such sale, any such broker-dealer, acting as agent or s principal, may be made pursuant to any of the methods described below. Such sales may be made on the Nasdaq or other exchanges on which the Common Stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

        The Shares of Common Stock may also be sold in one or more of the following transactions: (i) a block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus which forms a part of the Registration Statement; (iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable stock exchange rules; and (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Securityholders may arrange for to the broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Selling Securityholders in amounts to be negotiated immediately prior to the sale that will not exceed the customary in the type of transactions involved. Broker-dealers may also receive compensation from purchasers of the Shares which is not expected to exceed that customary in the types of transactions involved.

        Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act might be sold under Rule 144 rather than pursuant to this Prospectus.

                                  LEGAL MATTERS

        The legality of the securities offered by this Prospectus will be passed upon for the Company by its General Counsel, Joyce L. Wallach, Esq.

                                     EXPERTS

        The balance sheet of Alamar Biosciences, Inc. as of September 30, 1995 and the statements of operations, stockholder's equity, and cash flows for the year ended September 30, 1995, as incorporated by reference in the Registration Statement of which this Prospectus forms a part, has been incorporated herein in reliance on the report, which included an explanatory paragraph related to Alamar Biosciences, Inc.'s ability to continue as a going concern, of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of AccuMed International, Inc. and subsidiaries as of December 31, 1996 and December 31, 1995, and for the year ended December 31, 1996 and the three months ended December 31, 1995, incorporated by reference herein and elsewhere in the Registration Statement of which this Prospectus forms a part from the Company's Annual Reports on Form 10-KSB for the years ended December 31, 1996 and the three months ended December 31, 1995, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included therein and incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.


        The balance sheets of the AIC division of Xillix Technologies Corp. as at August 31, 1995 and December 31, 1995, and Oncometrics Imaging Corp. at May 31, 1996 and the statement of operations and deficit and cash flows for the periods then ended, incorporated by reference herein and elsewhere in the Registration Statement of which this Prospectus forms a part from the Company's Amendment No. 1 on Form 8-K/A dated October 15, 1996, have been included therein and incorporated by reference herein and elsewhere in the registration statement of which this Prospectus forms a part in reliance upon the report of KPMG, chartered accountants, included therein and incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Radco Ventures, Inc. as of September 30, 1996, and for the period from March 6, 1996 (date of incorporation) through September 30, 1996 incorporated by reference herein and elsewhere in the Registration Statement of which this Prospectus forms a part from the Company's Amendment No. 5 on Form 8-K/A dated October 15, 1996 have been included therein and incorporated by reference herein and elsewhere in the Registration Statement of which this Prospectus forms a part in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included therein and incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.


        The statement of net assets sold of Difco Microbiology Systems, Incorporated as of December 31, 1996 and 1995, and the statements of revenue and expenses, changes in equity and cash flows for the years then ended, incorporated by reference herein and elsewhere in the Registration Statement of which this Prospectus forms a part from the Company's Amendment No. 5 on Form 8-K/A dated March 3, 1997, have been included therein and incorporated by reference herein and elsewhere in the Registration Statement of which this Prospectus forms a part in reliance upon the reports of Perrin Fordree & Company, P.C., independent certified accountants, included therein and incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

================================================================================
        No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any selling securityholder. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication information contained herein is correct as of any time subsequent to the date hereof.

                        --------------------------------


                                TABLE OF CONTENTS

                                                                    Page

Special Note Regarding Forward Looking Statements
Available Information..................
Additional Information.................
Incorporation of Certain Documents by Reference
Prospectus Summary.....................
The Company............................
Risk Factors...........................
Use of Proceeds........................
Selling Securityholders................
Certain Relationships and Transactions.
Plan of Distribution...................
Legal Matters..........................
Experts ...............................
================================================================================



================================================================================


                                3,770,000 Shares


                             ACCUMED INTERNATIONAL,
                                      INC.


                                  Common Stock





                                 --------------

                                   PROSPECTUS
                                 ---------------


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates (except for the SEC registration fee).



SEC registration fee..........................................$ 4,501
Printing and engraving expenses...............................$ 6,000
Accounting fees and expenses..................................$ 9,000
Legal fees and expenses.......................................$ 2,000
Blue Sky fees and expenses....................................$ 2,000
Miscellaneous.................................................$ 1,499
                                                              -------
TOTAL.........................................................$24,000
                                                              =======


        None of these expenses will be paid by the Selling Securityholders pursuant to the terms of the agreements under which the shares of Common Stock to be sold hereby were issued.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company has provisions in its Certificate of Incorporation which eliminate the liability of the Company's directors to the Company and its shareholders for monetary damages to the fullest extent permissible under Delaware law and provisions which authorize the Company to indemnify its directors and agents by bylaws, agreements or otherwise, to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law.

        The Company's officers and directors are covered by a director's and officer's liability insurance policy maintained by the Company. Under the insurance policy, the Company is entitled to be reimbursed for indemnity payments that it is required or permitted to make to its directors and officers.

ITEM 16.  EXHIBITS

      The following exhibits are filed herewith:

Exhibit
Number                 Description
------                 -----------
4.1     Certificate of Incorporation of the Registrant. (1)

4.2 Certificate of Amendment to Certificate of Incorporation of the Registrant (previously filed with this Registration Statement on May 30,
        1997). 4.3 Specimen Certificate for Common Stock. (1)

4.4     Bylaws of the Registrant. (1)

4.5     Warrant Agreement among the Registrant, Commonwealth Associates and
        American Stock Transfer and Trust Company as transfer agent relating to Warrants to purchase an aggregate of 850,000 shares of Common Stock dated March 13, 1997. (3)

4.6 Form of Warrant Certificate dated as of March 13, 1997 evidencing right to acquire an aggregate of 850,000 shares of Common Stock issued to several investors in a private placement consummated March 13, 1997. (3)

4.7 Form of Subscription Agreement between the Registrant and several investors in the private placement consummated on March 13, 1997. (3)

4.8 Form of 12% Convertible Promissory Note evidencing indebtedness in the original aggregate principal amount of $8.5 million made by the Registrant in favor of several investors in the private placement consummated on March 13, 1997. (3)

4.9     Stock Purchase Warrant between the Registrant and Commonwealth
        Associates dated as of March 13, 1997 pertaining to Warrants to purchase an aggregate of 200,000 shares of Common Stock and Form of Warrant
        Certificate dated as of March 13, 1997 evidencing the right to acquire an aggregate of 200,000 shares of Common Stock issued to Commonwealth
        Associates and/or its designees, issued in connection with the private placement consummated March 13, 1997.(3)

Exhibit
Number                 Description
------                 -----------
5.1     Opinion of Joyce L. Wallach, Esq., General Counsel to the Registrant,
        regarding the legality of the securities offered hereby (previously filed with this Registration Statement on May 30, 1997).

23.1    Consent of Joyce L. Wallach, Esq., General Counsel to the Registrant,
        (contained in Exhibit 5.1).

23.2    Consent of Coopers & Lybrand LLP.

23.3    Consent of KPMG Peat Marwick LLP.

23.4    Consent of KPMG.

23.5    Consent of Perrin, Fordree & Company LLP.

23.6    Consent of KPMG Peat Marwick LLP.

24.1 Powers of Attorney (contained in the signature page previously filed with this the Registration Statement on May 30, 1997).


------------------------

(1) Incorporated by reference to the Registrant's Transition Report of Form 10-KSB for the transition period ended December 31, 1995.

(2) Incorporated by reference to the Registrant's Post-effective Amendment No. 2 to the Registration Statement on Form S-3 (Regis. No. 333-04715).

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1996.

ITEM 17.  UNDERTAKINGS

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any additional or changed material information with respect to the plan of distribution.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-effective Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on December 9, 1997.


                           ACCUMED INTERNATIONAL, INC.


                              By:   /s/ PETER P.  GOMBRICH
                                ----------------------------------------
                                Peter P.  Gombrich, Chairman,
                                Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 1 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.



Signature                           Title                             Date
---------                           -----                             ----

/s/ PETER P.  GOMBRICH             Chairman of the Board,             December 9, 1997
-------------------------------    Chief Executive Officer, and
(Peter P.  Gombrich)               President (Principal Executive
                                   Officer)


/s/ LEONARD R.  PRANGE             Chief Financial Officer            December 9, 1997
-------------------------------    and Chief Operating
(Leonard R.  Prange)               Officer (Principal Financial
                                   and Accounting Officer)


                                   Director
-------------------------------
(J.  Donald Gaines)


/s/ JACK H.  HALPERIN*             Director                           December 9, 1997
-------------------------------
(Jack H.  Halperin)


  /s/ PAUL F.  LAVALLEE*           Director                           December 9, 1997
-------------------------------

Signature                           Title                             Date
---------                           -----                             ----

(Paul F.  Lavallee)

/s/ JOSEPH W.  PLANDOWSKI*         Director                            December 9, 1997
-------------------------------
(Joseph W.  Plandowski)



/s/ ROBERT L.  PRIDDY*             Director                            December 9, 1997
-------------------------------
(Robert L.  Priddy)


/s/ LEONARD M.  SCHILLER*          Director                            December 9, 1997
-------------------------------
(Leonard M.  Schiller)

* By /s/ PETER P. GOMBRICH
    ---------------------------
     attorney-in-fact

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
------          -----------
4.1     Certificate of Incorporation of the Registrant. (1)

4.2 Certificate of Amendment to Certificate of Incorporation of the Registrant (previously filed with this Registration Statement on May 30,
        1997).

4.3     Specimen Certificate for Common Stock. (1)

4.4     Bylaws of the Registrant. (1)

4.5     Warrant Agreement among the Registrant, Commonwealth Associates and
        American Stock Transfer and Trust Company as transfer agent relating to Warrants to purchase an aggregate of 850,000 shares of Common Stock dated March 13, 1997. (3)

4.6 Form of Warrant Certificate dated as of March 13, 1997 evidencing right to acquire an aggregate of 850,000 shares of Common Stock issued to several investors in a private placement consummated March 13, 1997. (3)

4.7 Form of Subscription Agreement between the Registrant and several investors in the private placement consummated on March 13, 1997. (3)

4.8 Form of 12% Convertible Promissory Note evidencing indebtedness in the original aggregate principal amount of $8.5 million made by the Registrant in favor of several investors in the private placement consummated on March 13, 1997. (3)

4.9     Stock Purchase Warrant between the Registrant and Commonwealth
        Associates dated as of March 13, 1997 pertaining to Warrants to purchase an aggregate of 200,000 shares of Common Stock and Form of Warrant
        Certificate dated as of March 13, 1997 evidencing the right to acquire an aggregate of 200,000 shares of Common Stock issued to Commonwealth
        Associates and/or its designees, issued in connection with the private placement consummated March 13, 1997.(3)

5.1 Opinion of Joyce L. Wallach, Esq., General Counsel to the Registrant, regarding the legality of the securities offered hereby (previously filed with this Registration Statement on May 30, 1997).

23.1    Consent of Joyce L. Wallach, Esq., General Counsel to the Registrant,
        (contained in Exhibit 5.1).

EXHIBIT
NUMBER          DESCRIPTION
------          -----------
23.2    Consent of Coopers & Lybrand LLP.

23.3    Consent of KPMG Peat Marwick LLP.

23.4    Consent of KPMG.

23.5    Consent of Perrin, Fordree & Company LLP.

23.6    Consent of KPMG Peat Marwick LLP.

24.1 Powers of Attorney (contained in the signature page previously filed with this the Registration Statement on May 30, 1997).


------------------------

(1) Incorporated by reference to the Registrant's Transition Report of Form 10-KSB for the transition period ended December 31, 1995.

(2) Incorporated by reference to the Registrant's Post-effective Amendment No. 2 to the Registration Statement on Form S-3 (Regis. No. 333-04715).

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1996.